 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996.

                                                REGISTRATION NO. 333-11253
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               PJ AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
        DELAWARE                     5812                     61-1308435
    (STATE OR OTHER           (PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE
     ORGANIZATION)                 NUMBER)
                               9109 PARKWAY EAST
                           BIRMINGHAM, ALABAMA 35206
                                (205) 836-1212
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              DOUGLAS S. STEPHENS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PJ AMERICA, INC.
                               9109 PARKWAY EAST
                           BIRMINGHAM, ALABAMA 35206
                                (205) 836-1212
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
         IVAN M. DIAMOND, ESQ.                    DAN BUSBEE, ESQ.
    GREENEBAUM DOLL & MCDONALD PLLC          LOCKE PURNELL RAIN HARRELL
       3300 NATIONAL CITY TOWER             (A PROFESSIONAL CORPORATION)
    LOUISVILLE, KENTUCKY 40202-3197         2200 ROSS AVENUE, SUITE 2200
            (502) 589-4200                    DALLAS, TEXAS 75201-6776
                                                   (214) 740-8000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996

                                1,800,000 SHARES

                                      LOGO

                                PJ AMERICA, INC.

                                  COMMON STOCK

  Of the 1,800,000 shares of Common Stock offered hereby, 1,620,000 shares are being sold by PJ America, Inc. (the "Company") and 180,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.50 and $11.50 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "PJAM."

  At the request of the Company, up to approximately 132,000 shares of the Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of the Company and Papa John's International, Inc., and members of their families.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                               Proceeds to
                                    Price to     Underwriting   Proceeds to      Selling
                                     Public      Discount(1)     Company(2)    Stockholders
-------------------------------------------------------------------------------------------
Per Share......................       $              $              $              $
Total(3).......................     $              $              $              $
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $       .
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 270,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters
    exercise this option in full, the Price to Public will total $         ,
    the Underwriting Discount will total $         , the Proceeds to Company
    will total $          and the Proceeds to Selling Stockholders will total
    $         . See "Principal and Selling Stockholders" and "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at
the office of Montgomery Securities on or about                 , 1996.

                                  -----------

MONTGOMERY SECURITIES                                         ALEX. BROWN & SONS
                                                  Incorporated

                                          , 1996

[Front Exterior of free-                          [Papa John's International,
standing PJ America Papa                          Inc. "1994 Franchisee of the
John's Restaurant]                                Year" plaque awarded to
                                                  Extra Cheese, Inc.]




[Portion of "Pizza Papa    [Large Papa John's     [Portion of "Pizza Papa
John's" exterior sign]     Pizza with "The        John's" exterior sign]
                           Works"]




[Papa John's delivery]     ["Pizza Papa John's"   [Pizza Papa John's exterior
                           Logo]                  Sign with Papa John's
                                                  Restaurant]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The Company was recently formed to succeed to the businesses of five Papa John's International, Inc. ("PJI") franchisees, Extra Cheese, Inc. (the accounting acquiror), Twice the Cheese, Inc., Textra Cheese Corp. (collectively, the "Alabama Group," which are entities under common control), and PJVA, Inc. and PJV, Inc. (collectively, the "Virginia Group"), pursuant to an Agreement dated June 10, 1996, as amended July 10, 1996, and a Plan of Merger (the "Reorganization"). The Alabama Group and the Virginia Group are referred to herein as the "Predecessor Companies." PJI has consented to and approved the Reorganization as required by the Company's development and franchise agreements. Unless otherwise indicated, the information set forth herein assumes (i) the consummation of the Reorganization as specifically described under "The Reorganization" and (ii) no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or "PJ America" mean PJ America, Inc. with the combined operations of the Predecessor Companies, unless the context provides otherwise. Certain financial data contained in this Prospectus reflect the operations of the Alabama Group, the Virginia Group and, on a pro forma basis, the Company. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  PJ America is the largest franchisee of "Papa John's" pizza delivery and carry-out restaurants based upon the number of restaurants currently in operation. At September 30, 1996, the Company owned and operated 44 Papa John's restaurants in Birmingham, Alabama and the surrounding area; in Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas; and in East Texas. In addition to its existing territories, the Company has been granted by its franchisor, Papa John's International, Inc. ("PJI"), the rights to enter into development agreements for Papa John's restaurants in the Ventura, Kern, San Luis Obispo and Santa Barbara counties of California (the "California Counties"); Vancouver, Canada and the surrounding area; and Puerto Rico. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliate of the Company. The Company also intends to pursue selective strategic acquisitions of existing Papa John's franchisees. At September 30, 1996, PJI and its franchisees (including the Company) operated 1,080 Papa John's restaurants in 28 states.

  The key elements of the Papa John's concept include a focused menu of high quality pizza and related items, an effective commissary, distribution and equipment supply system and an efficient in-store operating design. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in PJI's regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. This focused menu and the use of quality ingredients enables Papa John's restaurants to concentrate on consistently "Delivering the Perfect Pizza!"(TM). PJI's commissary system supplies pizza dough, food products and paper products twice weekly to each of the Company's restaurants. This commissary system enables PJI to closely monitor and control product quality and consistency, while lowering food costs for its franchisees. PJI also provides the Company assistance with restaurant design and site selection and a complete equipment package for new restaurants. This provides the Company with a convenient, cost-effective means of opening restaurants while ensuring a consistent restaurant appearance. The in-store operating design includes specific areas for order taking, pizza preparation and routing, resulting in simplified operations, lower training and labor costs, increased efficiency and improved consistency and product quality. The Company's restaurants are typically 1,200 to 1,500 square feet in size and are located in strip centers or free-standing buildings which provide visibility, curb appeal and accessibility.

  The Company believes the performance of its Papa John's restaurants has been exceptional. In 1995, PJI awarded one of the Predecessor Companies its 1994 Franchisee of the Year Award. The Company's average unit volumes have historically exceeded the average of the Papa John's franchise system. In particular, one of the Company's restaurants achieved the highest sales volume in 1995 of any franchised restaurant in the Papa John's system. During the 53 weeks ended June 30, 1996, the 31 restaurants that were open throughout the period generated average sales of $752,000, average restaurant cash flow (operating income plus depreciation) of $136,000 and average restaurant operating income after royalties of $115,000 (or 15.3% of sales). However, there can be no assurance that such results can be maintained. The average cash investment, including franchise fees, to open these 31 restaurants was approximately $165,000, exclusive of land and pre-opening expenses. The Company expects that its average cash investment for restaurants opened in 1996 will approximate $185,000. The Company also anticipates that occupancy costs and the cash investment required to open restaurants in its new territories will be higher than those experienced in its existing markets.

  The Company's growth strategy will focus on further developing the Papa John's concept through (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's objective is to become the leading chain of pizza delivery restaurants in each of its development markets. Through a market-by-market expansion strategy focused on clustering restaurants, the Company seeks to increase consumer awareness and take advantage of operational and advertising efficiencies. During fiscal 1995, the Company opened 12 restaurants. In fiscal 1996, the Company plans to open approximately seven restaurants (five of which had been opened as of September 30, 1996), and in fiscal 1997, the Company expects to open approximately ten additional restaurants. As part of its overall growth strategy, the Company intends to supplement its new restaurant development through acquisition of existing Papa John's franchisees.

  The Company was organized as a Delaware corporation in August 1996. The Company's principal executive offices are located at 9109 Parkway East, Birmingham, Alabama 35206, and its telephone number is (205) 836-1212.

                                  THE OFFERING

Common Stock offered by the Company... 1,620,000 shares

Common Stock offered by the Selling    180,000 shares
Stockholders..........................

Common Stock to be outstanding after   4,620,000 shares(1)
the offering..........................

Use of proceeds....................... To fund expansion, repay indebtedness, pay undistributed S corporation earn-
                                       ings, and for general corporate pur-
                                       poses

Proposed Nasdaq National Market        PJAM
symbol................................
--------

(1) Excludes (i) 225,000 shares reserved for issuance pursuant to a warrant to be issued to PJI to purchase 225,000 shares of Common Stock at the lesser of $1.00 below the initial public offering price per share or 90% of the initial public offering price per share; (ii) 600,000 shares reserved for issuance under the Company's 1996 Stock Ownership Incentive Plan, including options to purchase 249,000 shares of Common Stock expected to be issued upon the closing of this offering at the initial public offering price; and
    (iii) 160,000 shares reserved for issuance under the Company's Non-Employee Directors 1996 Stock Incentive Plan, including 72,000 shares expected to be issued upon the closing of this offering at the initial public offering price. There are no outstanding options or warrants other than noted above. See "Management--Non-Employee Directors 1996 Stock Incentive Plan," "-- Employee Awards Granted," "--1996 Stock Ownership Incentive Plan" and "Certain Transactions."

                     SUMMARY FINANCIAL AND RESTAURANT DATA
        (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF RESTAURANTS)

  The following table sets forth summary financial data for the Alabama Group and the Virginia Group. The table also sets forth summary pro forma financial data for the Company as if the Reorganization had occurred at the beginning of fiscal 1995. In addition, the table sets forth certain restaurant data for the Company's restaurants for each of the periods presented. See "The Reorganization."

                                      FISCAL YEAR ENDED(1)      26 WEEKS ENDED
                                   --------------------------  ------------------
                                   DEC. 26, DEC. 25, DEC. 31,  JUNE 25,  JUNE 30,
                                     1993     1994     1995      1995      1996
                                   -------- -------- --------  --------  --------
INCOME STATEMENT DATA--ALABAMA
 GROUP:
 Restaurant sales................   $3,127   $6,415  $10,457   $ 4,626   $ 6,197
 Operating income................      105      554    1,074       480       497
 Income before income taxes......       99      532    1,009       457       458
 Net income......................       99      532    1,009       457       458
INCOME STATEMENT DATA--VIRGINIA
 GROUP:
 Restaurant sales................   $2,908   $7,695  $12,642   $ 5,570   $ 7,900
 Operating income................       10      417      960       439       606
 Income (loss) before income
  taxes..........................      (26)     347      804       367       521
 Net income (loss)...............      (18)     202      804       367       521
PRO FORMA INCOME STATEMENT DATA--
 THE COMPANY(2):
 Restaurant sales................                    $23,099   $10,196   $14,097
 Operating income................                      2,035       920     1,103
 Income before income taxes......                      1,813       824       979
 Net income......................                      1,151       523       622
 Net income per share............                    $  0.37   $  0.17   $  0.20
 Weighted average shares(3)......                      3,133     3,148     3,143
 Supplemental pro forma net
  income per share(4)............                    $  0.37   $  0.17   $  0.20
RESTAURANT DATA--THE COMPANY(2):
 Percentage change in comparable
  restaurant sales(5)............      5.6%    24.1%     3.3%      8.3%      3.7%
 Average sales for restaurants
  open for full period...........   $  608   $  731  $   727   $   350   $   352
 Number of restaurants open at
  end of period..................       16       27       39        31        42

                                                            JUNE 30, 1996
                                                     ---------------------------
                                                              PRO        AS
                                                     ACTUAL FORMA(6) ADJUSTED(7)
                                                     ------ -------- -----------
BALANCE SHEET DATA--THE COMPANY(2):
 Total assets......................................  $6,900  $6,975    $18,320
 Total debt, including current maturities..........   3,673   3,673        --
 Stockholders' equity..............................   1,968     643     15,662

--------
(1) The Company operates on a 52-53 week fiscal year ending on the last Sunday in December of each year. Fiscal year 1995 was a 53 week year.
(2) Includes the Alabama Group and the Virginia Group. The pro forma income statement data reflect the effect of the Reorganization on the historical income statement data for the fiscal year ended December 31, 1995, and the 26 weeks ended June 25, 1995 and June 30, 1996, assuming that the Predecessor Companies were C corporations rather than S corporations for income tax purposes, with assumed combined Federal, state and local effective income tax rates aggregating 36.5%. See "Prior S Corporation Status of Predecessor Companies."
(3) Based on (i) 3,000,000 weighted average shares used in the calculation of pro forma net income per share plus (ii) 148,490, 133,129 and 143,369 shares of Common Stock, respectively, to reflect the number of shares of Common Stock that the Company would be required to sell at an assumed initial public offering price of $10.50 per share (after deducting the underwriting discount) in this offering to fund the payment of undistributed S corporation earnings at June 25, 1995 ($1,450,000), December 31, 1995 ($1,300,000) and June 30, 1996 ($1,400,000).

(4) Supplemental pro forma net income includes all adjustments used in determining pro forma net income and also reflects the reduction of interest expense that would have resulted from the repayment of $2,200,000 of the Company's outstanding bank borrowings and $1,450,000 in indebtedness to certain of the Company's existing stockholders as if the offering had occurred at the beginning of fiscal 1995. Supplemental pro forma net income per share is based upon the number of shares of Common Stock used in the calculation of pro forma net income per share plus 376,179 shares of Common Stock that the Company would be required to sell at an assumed initial public offering price of $10.50 per share (after deducting the underwriting discount) to fund such repayments.
(5) Includes restaurants open throughout the periods being compared. Fiscal 1995 comparable restaurant sales have been adjusted to reflect a 52 week period versus a 53 week period.
(6) Reflects a provision of $1,400,000 for the distribution of undistributed S corporation earnings at June 30, 1996 (which is expected to increase to $2,200,000 at the Termination Date), and the establishment of a deferred tax asset in the amount of $75,000, assuming the termination of the S corporation status of the Predecessor Companies. See "Prior S Corporation Status of Predecessor Companies."
(7) Adjusted to reflect the sale of 1,620,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                              THE REORGANIZATION

  Extra Cheese, Inc. ("Extra Cheese") entered into an Agreement dated June 10, 1996, as amended on July 10, 1996, and a Plan of Merger with Twice the Cheese, Inc., Textra Cheese Corp., PJVA, Inc. and PJV, Inc. pursuant to which all such corporations agreed to be merged into PJ Cheese, Inc. ("PJ Cheese"), a wholly-owned subsidiary of Extra Cheese, in exchange for shares of common stock of Extra Cheese. On the date of the closing of this offering (i) all such corporations will be merged into PJ Cheese; (ii) Extra Cheese will contribute to PJ Cheese all of the assets of Extra Cheese relating to its restaurants, with PJ Cheese assuming all of Extra Cheese's liabilities relating thereto; and (iii) Extra Cheese will be merged into the Company with the stockholders of Extra Cheese receiving an aggregate of 3,000,000 shares of Common Stock of the Company. Accordingly, the Company will be the parent of PJ Cheese, and PJ Cheese will own all of the Papa John's restaurants which were owned by the Predecessor Companies. The Company and PJ Cheese will have no operations prior to the consummation of the Reorganization.

  The Reorganization is an exchange of nonmonetary assets by stockholders and has been accounted for at historical cost. The financial information related to Extra Cheese, the acquiring company for accounting purposes, has been combined with that of Twice the Cheese, Inc. and Textra Cheese Corp. in this Prospectus, as all three entities were operated under common control. The financial information related to PJVA, Inc. and PJV, Inc., have likewise been combined, as these entities were operated under common control. Richard F. Sherman, who serves as the Chairman of the Board of the Company, owned from 14% to 26% of the shares of the Predecessor Companies. Subsequent to the Reorganization, all entities will operate under common management.

              PRIOR S CORPORATION STATUS OF PREDECESSOR COMPANIES

  Since their inception (except for PJVA, Inc., which was a C corporation until December 25, 1994), the Predecessor Companies have been treated for Federal and state income tax purposes as S corporations under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of state income tax laws. As a result, from inception through the day preceding the date of termination of the Predecessor Companies' S corporation status (the "Termination Date"), the earnings of the Predecessor Companies have been and will be taxed for Federal and certain state income tax purposes directly to the Predecessor Companies' stockholders. The Termination Date will occur prior to the date of the closing of this offering. On the Termination Date, the Predecessor Companies will become subject to Federal and state income taxes.

  Certain of the Predecessor Companies made distributions to their stockholders in fiscal 1994 and 1995 and additional distributions aggregating $1,445,000 in 1996 ($1,295,000 through June 30, 1996, and $150,000 subsequent to June 30, 1996). The Predecessor Companies have declared a distribution payable to stockholders of record on the Termination Date in an amount equal to their accumulated adjustment accounts (as that term is defined in the Code), which generally represents an S corporation's undistributed earnings ("Undistributed S Corporation Earnings") through the Termination Date. Such distribution will be paid from the proceeds of this offering. See "Use of Proceeds." Undistributed S Corporation Earnings were approximately $1,300,000 at December 31, 1995, $1,400,000 at June 30, 1996 and are estimated to be approximately $2,200,000 at the Termination Date, although there can be no assurance of the actual amount of such earnings through such date. Retained earnings, as determined for financial reporting purposes ("Book Retained Earnings"), were approximately $1,530,000 at December 31, 1995, $1,220,000 at June 30, 1996 and are expected to be approximately $2,100,000 at the Termination Date. The difference between Undistributed S Corporation Earnings and Book Retained Earnings is attributable to various factors, most of which are timing differences in the treatment of accruals, differences in tax depreciation and the earnings of PJVA, Inc. while it was a C corporation.

                                 RISK FACTORS

  In addition to the other information contained elsewhere in this Prospectus, prospective investors should consider the following factors in evaluating an investment in the Common Stock offered hereby:

ABSENCE OF COMBINED OPERATING HISTORY; GEOGRAPHIC CONCENTRATION

  Prior to the Reorganization, the Predecessor Companies had been operated as two separate independent groups, the Alabama Group and the Virginia Group. There can be no assurance that the Company will be able to successfully integrate the operations of these businesses or institute integrated Company-wide systems and procedures to manage successfully the combined enterprise on a profitable basis. The inability of the Company to integrate successfully the Predecessor Companies could have a material adverse effect on the Company's business, financial condition and results of operations. See "The Reorganization."

  The Company opened its first restaurant in 1991 and has experienced rapid growth in restaurant openings, revenues and level of operations. At September 30, 1996, 19 restaurants (43.2%) had been open less than two years. Consequently, operating results achieved to date may not be indicative of the results that may be achieved by any existing or new restaurant in the future. In addition, the financial results of the Predecessor Companies cover periods when certain of the Predecessor Companies were not under common management and, therefore, may not be indicative of the Company's future financial or operating results.

  All of the Company's restaurants are currently located in Alabama, Virginia and Texas. The Company's geographic concentration exposes its business to certain risks, including economic and weather conditions and demographic and population changes in those regions. There can be no assurance that adverse developments in the geographic regions in which the Company's business is concentrated will not have an adverse effect on its future results of operations or financial condition. See "Business--Restaurant Locations."

UNCERTAINTIES OF EXPANSION STRATEGY

  The Company has grown rapidly in recent periods and intends to continue to pursue an aggressive growth strategy. The Company plans to use a portion of the proceeds from this offering to open approximately two additional restaurants during the remainder of fiscal 1996 and approximately ten additional restaurants during fiscal 1997. The development agreements with PJI with respect to its existing territories provide that the Company will open two, nine and five Papa John's restaurants in such territories in the remainder of fiscal 1996, and in fiscal 1997 and fiscal 1998, respectively. If the Company fails to develop such restaurants, PJI could, among other remedies, terminate the Company's development agreements in such areas. The Company has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the California Counties; Vancouver, Canada and the surrounding area; and Puerto Rico. The Company estimates that these territories could support approximately 90 to 100 Papa John's restaurants. However, the Company has not entered into development agreements for such territories, and there can be no assurance that the terms of the development agreements offered by PJI will be acceptable to the Company.

  In the course of its expansion, the Company will enter new geographic regions in which it has no previous operating experience and where the Papa John's brand name is relatively unknown. There can be no assurance that the Company's restaurants will be successful in such new markets. In addition, the Company intends to attempt to acquire existing PJI franchisees as part of its overall expansion plan. The Company may face competition in acquiring existing PJI franchisees from PJI, which has a right to approve and a right of first refusal with respect to the sale of all Papa John's restaurants (which in certain instances has been waived), and other PJI franchisees. There can be no assurance that the Company will be able to acquire additional PJI franchisees on terms acceptable to the Company, if at all. See "--Franchisee Status," "Business--Expansion and Site Selection," "--Franchise and Development Agreements" and "Certain Transactions."

  The Company's continued growth will depend primarily upon its ability to open and operate additional restaurants profitably. The opening of new restaurants will depend upon a number of factors, many of which are beyond the control of the Company. These factors include, among other things, selection and availability of suitable locations, negotiation of acceptable lease or purchase terms, timely construction of restaurants, securing required governmental permits and approvals, and employment and training of qualified personnel. Timely development of new territories by all Papa John's franchisees, including the Company, also is dependent upon their ability to obtain adequate food supplies for their restaurants. While the Company expects to obtain such supplies for the California Counties and Vancouver, Canada and the surrounding area from PJI's commissary and distribution system, such facilities have not yet been opened. In Puerto Rico, the Company does not expect that PJI will open a commissary; therefore, the Company will be dependent upon its or PJI's ability to contract with local entities to provide the Company with dough and other food supplies. The inability of PJI or the Company, or both, to achieve their respective growth plans could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's current expansion plan may pose significant strains on the Company's managerial, operational and financial and other resources. There can be no assurance that the Company will be able to open the number of restaurants anticipated in a timely manner or that existing restaurants or new restaurants opened by the Company will be operated profitably. See "Business--Expansion and Site Selection."

DEPENDENCE ON PJI; FRANCHISEE STATUS

  The success of the Company will, in large part, be dependent upon the success of the Papa John's system. In addition, significant matters relating to the Company's growth and operational strategies must be coordinated with, and approved by, PJI. In particular, PJI must approve the opening by the Company of any new restaurant, including restaurants opened within the Company's existing franchise territories. PJI also maintains discretion over the menu items that may be offered in the Company's restaurants. The Company's right to use PJI's trademarks and service marks are significant to the Company's business. The franchise and development agreements with PJI require the Company to pay to PJI certain fees on or before the opening of new restaurants, as well as monthly royalties. PJI may increase the royalty fee to 5% of sales after a franchise agreement has been in effect for between three to five years. In no event may the royalty fee be increased to an amount greater than the royalty fee then in effect for new Papa John's franchisees. These agreements also provide for the termination of the Company as a franchisee upon the failure of the Company to comply with certain restrictions and applicable obligations. Should the Company fail to comply with the development agreements for restaurants within the covered territories, PJI could, among other remedies, terminate the Company's right to open additional restaurants in such territories. PJI's consent is required for the Company's acquisition of existing Papa John's restaurants from other franchisees. In addition, PJI may choose not to grant additional development rights to the Company. PJI's approval is also required for the renewal of existing franchise agreements beyond the initial renewal period. There can be no assurance that the Company will be able to obtain any such consents or approvals from PJI. See "Business--Franchise and Development Agreements" and "--Trademarks."

  The Company currently purchases most of its food supplies and all of its restaurant equipment from PJI. The Company is dependent on frequent deliveries of food supplies from PJI's commissaries. The Company also elects, but is not required, to purchase advertising, promotional and other materials from PJI. The Company is required to spend at least 6.0% of restaurant sales on advertising. Currently, the Company's restaurants are being supplied by PJI's Raleigh, North Carolina and Jackson, Mississippi commissaries, and PJI's Dallas, Texas distribution center. The Company's development of additional territories is dependent upon PJI's opening commissaries or distribution centers to service such areas and the ability of such commissaries to adequately service the Company's and PJI's restaurants. While the Company expects to obtain such supplies for the California Counties and Vancouver, Canada and the surrounding area from PJI's commissary distribution system, such facilities have not yet been opened. In Puerto Rico, the Company does not expect that PJI will open a commissary; therefore, the Company will be dependent upon its or PJI's ability to contract with local entities to provide the Company with dough and other food supplies. PJI's failure to deliver food supplies from its commissaries to the Company or to continue to expand and successfully operate its commissary and distribution system would adversely affect the Company. See "Business--Papa John's International, Inc." and "-- Marketing Programs."

INCREASES IN OPERATING COSTS; AVAILABILITY AND COST OF INSURANCE

  An increase in operating costs could adversely affect the profitability of the Company. Factors such as inflation, increased food costs, increased labor and employee benefit costs and the availability of qualified management and hourly employees may adversely affect the Company's operating costs. Most of these factors are beyond the control of the Company. PJI currently purchases all of the cheese which it supplies to its franchisees from one supplier. Cheese currently represents approximately 40% of the Company's food costs. The price of cheese, as well as that of other commodities, is subject to seasonal fluctuations, weather, demand and other factors. The Federal government recently increased the minimum wage, which could adversely affect the Company.

  A risk to the Company, as with other companies which offer delivery services, is the potential for claims resulting from traffic accidents involving its delivery personnel. The Company does not have, and has not in the past offered, guaranteed delivery times. The Company maintains excess liability coverage on its delivery drivers in an amount believed by management to be adequate. In addition, the Company maintains property, casualty and liability insurance on its business and employees. However, a change in the cost or availability of such insurance, or the incurrence of a significant number of claims or liability in excess of policy limits, could adversely affect the Company.

HIGHLY COMPETITIVE INDUSTRY; EASE OF ENTRY INTO BUSINESS

  The restaurant industry is highly competitive and is affected by changes in consumer tastes, as well as national, regional and local economic conditions and demographic trends. The performance of individual restaurants can be affected by changes in traffic patterns, local demographics and the type, number and location of competing restaurants. The quick-service restaurant industry is extremely competitive with respect to price, service, location and food quality. The Company competes with a variety of other restaurants in the quick-service restaurant industry, including those that offer dine-in, carry-out and delivery services. These competitors include national and regional chains, franchisees of other restaurant chains and local owner-operated restaurants. Many competitors have been in existence longer, and have a more established market presence and substantially greater financial, marketing and other resources than the Company. Due primarily to the relatively low start-up cost of pizza delivery and carry-out restaurants, there are no major barriers to entry into the pizza delivery and carry-out restaurant business. See "Business--Competition."

BENEFITS TO OFFICERS, DIRECTORS AND EXISTING STOCKHOLDERS

  Approximately $1.6 million of the net proceeds of this offering will be used to repay indebtedness of the Company to certain officers, directors and existing stockholders of the Company. The Company expects to use approximately $2.2 million of the net proceeds to fund the payment of Undistributed S Corporation Earnings to officers, directors and existing stockholders. The Company also expects to use approximately $2.2 million of the net proceeds to repay two term notes which have been guaranteed by certain officers, directors and existing stockholders of the Company. Such guarantees will be released in connection with the repayment of the outstanding loans. See "Prior S Corporation Status of Predecessor Companies," "Use of Proceeds" and "Certain Transactions."

CONFLICTS OF INTEREST

  Certain directors and executive officers of the Company own interests in Papa John's franchisees that will not be acquired by the Company as part of the Reorganization. In addition, Mr. Sherman, Chairman of the Board of the Company, is a director of PJI, and Mr. Charles W. Schnatter, a director of the Company, is Senior Vice President, General Counsel, Secretary and a director of PJI. An agreement between the Company and PJI provides that a representative of PJI will serve on the Board of Directors of the Company for three years. Charles W. Schnatter serves as the representative of PJI on the Board. Such directors and officers may have conflicts of interest with respect to transactions between the Company and such franchisees or PJI. In addition, such directors and officers may have conflicts of interest with respect to corporate opportunities suitable for both the Company and such franchisees or PJI. See "Certain Transactions."

DEPENDENCE UPON KEY PERSONNEL

  Management of the Company is dependent on the continuing services of Douglas
S. Stephens, the Company's President and Chief Executive Officer, and other key personnel. The Company maintains $250,000 in key man life insurance on Mr. Stephens. The loss of the services of Mr. Stephens or other key personnel could have a material adverse effect on the Company's business. See "Management."

CONTROL BY OFFICERS AND DIRECTORS

  Upon completion of this offering, the Company's executive officers and directors will beneficially own 48.7% of the outstanding Common Stock (45.1% if the Underwriters' over-allotment option is exercised in full). These persons, if acting together, will be in a position to elect all of the directors of the Company and effectively control the management and operations of the Company. See "Management" and "Principal and Selling Stockholders."

GOVERNMENT REGULATION

  The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. The failure to obtain or retain food licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. The Federal government recently increased the minimum wage, which could adversely affect the Company. See "Business-- Government Regulation."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company has been granted the rights to enter into development agreements to open Papa John's restaurants in Vancouver, Canada and the surrounding area and Puerto Rico, beginning in 1998. The Company's ability to establish international operations is subject to various risks, including changing political and economic conditions, currency fluctuations, trade barriers, trademark rights, adverse tax consequences, and government regulations relating to, among other things, the preparation and sale of food, building and zoning requirements, wages, working conditions, and the Company's relationship with its employees. There can be no assurance that the Company will be successful in establishing international operations.

ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or take control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors will be divided into three classes with staggered three-year terms, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" for three years following the date such person became an interested stockholder unless certain conditions are satisfied. As a result, third parties may be discouraged from attempting to acquire or take control of the Company. See "-- Control by Officers and Directors" and "Description of Capital Stock--Certain Corporate Governance Matters."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for the Common Stock after this offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock will be based on negotiations between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. See "Underwriting" for factors to be considered in determining the initial public offering price. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have frequently been unrelated to the performance of particular companies. Such market fluctuations may have a material adverse effect the market price of the Common Stock. Quarterly operating results or other developments relating to the Company or other restaurant companies, including PJI, and changes in general conditions in the economy or the restaurant industry could cause the market price of the Common Stock to fluctuate significantly.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 4,620,000 shares of Common Stock outstanding. Of these shares, 1,800,000 shares sold in this offering will be freely transferable without restriction or limitation under the Securities Act of 1933, as amended ("Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act. The remaining 2,820,000 shares constitute "restricted securities" within the meaning of Rule 144 such that the sale of such securities would be restricted for two years (one year if certain proposed amendments to Rule 144 are adopted). Commencing 180 days following completion of this offering, the stockholders of the Predecessor Companies and PJI, the holder of a warrant to purchase 225,000 shares of Common Stock, will be entitled to certain registration rights with respect to such shares. Further, the Company intends to register within 180 days of the date of this offering, 760,000 shares of Common Stock reserved for issuance pursuant to the Company's incentive compensation programs. At the date of this offering, the Company anticipates that it will have granted outstanding options to purchase 321,000 shares of Common Stock. Options to purchase shares become exercisable in four equal annual installments beginning one year from the date of grant. Sales of substantial amounts of shares of Common Stock in the public market after this offering or the perception that such sales could occur may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

  The Company, its directors and executive officers, the stockholders of the Predecessor Companies and PJI have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for shares issued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan. See "Underwriting."

SUBSTANTIAL AND IMMEDIATE DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and significant dilution in net tangible book value per share of their investment of $7.24 per share of Common Stock (assuming an initial public offering price of $10.50 per share). See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,620,000 shares of Common Stock offered hereby, assuming an initial public offering price of $10.50 per share, are estimated to be $15,019,300 ($16,337,575 if the
Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Stockholders.

  The Company intends to use approximately $2.2 million ($400,000 and $1.8 million in 1996 and 1997, respectively) of the net proceeds to fund new restaurant development. The Company will use approximately $2.2 million of the net proceeds to repay the outstanding balance of two term notes, which bear interest at 8% and the prime rate of the lending bank (8.25% at June 1996), respectively. Monthly payments of $20,000 on the first term note are due through May 2000. Monthly payments of approximately $42,900 on the second term note are due through October 1998. The Company will use approximately $1.6 million of the net proceeds to repay outstanding stockholder loans, which currently bear interest at 7% and are payable upon demand. These borrowings were used primarily to fund new restaurant development. The Company expects to use approximately $2.2 million of the net proceeds to fund the payment of the amount of Undistributed S Corporation Earnings at the Termination Date to its current stockholders. The remaining net proceeds of approximately $6.8 million will be used for general corporate purposes. A portion of the remaining net proceeds of the offering may be used to acquire other Papa John's franchisees. Although the Company intends to pursue such acquisitions, the Company is not currently in any negotiations, nor does it have any pending agreements or understandings, concerning any acquisition at the date of this Prospectus. However, the Company has an option and rights of first refusals to acquire the operations and development rights for certain Papa John's restaurants owned by affiliates. Pending such uses, the Company will invest the net proceeds in short-term, investment grade, interest-bearing securities. See "Prior S Corporation Status of Predecessor Companies" and "Certain Transactions--Other Transactions and Agreements."

                                DIVIDEND POLICY

  The Company intends to retain any future earnings for use in its business and does not intend to pay cash dividends in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions.

  Certain of the Predecessor Companies made cash distributions to their stockholders of $9,000, $932,000 and $1,295,000 in 1994, 1995 and the twenty-
six weeks ended June 30, 1996, respectively. Additional cash distributions aggregating $150,000 were made subsequent to June 30, 1996. See "Prior S Corporation Status of Predecessor Companies" and "Use of Proceeds."

                                   DILUTION

  The net tangible book value of the Company at June 30, 1996 was approximately $51,606 or $0.02 per share of Common Stock, after giving effect to (i) the establishment of a deferred tax asset in the amount of $75,000, assuming the termination of the S corporation status of the Predecessor Companies at June 30, 1996, and (ii) payment of $1,400,000 for the distribution of the Undistributed S Corporation Earnings (as of June 30,
1996). Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 1,620,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at June 30, 1996 would have been $15,070,906 or $3.26 per share. This represents an immediate increase in pro forma net tangible book value of $3.24 per share to existing stockholders and an immediate dilution of $7.24 per share to new investors purchasing shares of Common Stock in the offering. The following table illustrates this per share dilution:

      Assumed initial public offering price.......................       $10.50
        Net tangible book value per share before offering......... $0.02
        Increase attributable to new investors....................  3.24
                                                                   -----
      Pro forma net tangible book value after offering............         3.26
                                                                         ------
      Dilution per share to new stockholders......................       $ 7.24
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and the new investors (at an assumed initial public offering price of $10.50 per share):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
      Existing stockholders(1).  3,000,000   64.9% $   752,345    4.2%  $ 0.25
      New investors............  1,620,000   35.1   17,010,000   95.8    10.50
                                 ---------  -----  -----------  -----
          Total................  4,620,000  100.0% $17,762,345  100.0%
                                 =========  =====  ===========  =====

--------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by the existing stockholders to 2,820,000, or 61.0% (or 2,685,000, or 56.5%, if the over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 1,800,000, or 39.0% (or 2,070,000, or 43.5%, if the over-
    allotment option is exercised in full) of the total shares of Common Stock to be outstanding. See "Principal and Selling Stockholders."

                                CAPITALIZATION

  The following table sets forth (i) the actual short-term debt and capitalization of the Company at June 30, 1996; (ii) the pro forma short-term debt and capitalization at such date reflecting the distribution of Undistributed S Corporation Earnings at June 30, 1996, and the termination of the Predecessor Companies' S corporation status; and (iii) the short-term debt and capitalization as adjusted as of such date to give effect to the issuance and sale of 1,620,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share and the application of the net proceeds therefrom. See "Prior S Corporation Status of Predecessor Companies" and "Use of Proceeds." This table should be read in conjunction with the financial statements and the notes thereto, included elsewhere in this Prospectus.

                                                            JUNE 30, 1996
                                                       ------------------------
                                                                PRO       AS
                                                       ACTUAL FORMA(1) ADJUSTED
                                                       ------ -------- --------
                                                        (DOLLARS IN THOUSANDS)
      Short-term debt(2):
        Current maturities of long-term debt.......... $  754  $  754  $   --
        Due to stockholders...........................  1,465   1,465      --
                                                       ------  ------  -------
          Total short-term debt....................... $2,219  $2,219  $   --
                                                       ======  ======  =======
      Long-term debt(2)............................... $1,454  $1,454  $   --
                                                       ------  ------  -------
      Stockholders' equity:
        Preferred Stock, $1.00 par value, 1,000,000
         shares authorized; no shares outstanding..... $  --   $  --   $   --
        Common Stock, $.01 par value, 20,000,000
         shares authorized; 3,000,000 shares
         outstanding; 4,620,000 shares outstanding,
         as adjusted(3)...............................      5       5       46
        Paid-in capital...............................    747     638   15,616
        Retained earnings.............................  1,216     --       --
                                                       ------  ------  -------
          Total stockholders' equity..................  1,968     643   15,662
                                                       ------  ------  -------
            Total capitalization...................... $3,422  $2,097  $15,662
                                                       ======  ======  =======

--------

(1) Gives effect to (i) establishment of a deferred tax asset in the amount of $75,000 in connection with the termination of the Predecessor Companies' S corporation status and (ii) payment of $1.4 million to existing stockholders for distribution of the Undistributed S Corporation Earnings (which amount is expected to increase to $2.2 million at the Termination
    Date). The difference between Undistributed S Corporation Earnings and Book Retained Earnings is attributable to various factors. See "Prior S Corporation Status of Predecessor Companies" and "Use of Proceeds."
(2) See Notes 5 and 6 of the financial statements for information regarding the Company's short-term and long-term debt.

(3) Excludes (i) 225,000 shares reserved for issuance pursuant to a warrant to be issued to PJI to purchase 225,000 shares of Common Stock at the lesser of $1.00 below the initial public offering price per share or 90% of the initial public offering price per share; (ii) 600,000 shares reserved for issuance under the Company's 1996 Stock Ownership Incentive Plan, including options to purchase 249,000 shares of Common Stock expected to be issued upon the closing of this offering at the initial public offering price; and (iii) 160,000 shares reserved for issuance under the Company's 1996 Non-Employee Directors 1996 Stock Incentive Plan, including 72,000 shares expected to be issued upon the closing of this offering at the initial public offering price. See "Management--Non-Employee Directors 1996 Stock Incentive Plan," "--Employee Awards Granted," "--1996 Stock Ownership Incentive Plan" and "Certain Transactions."

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

INTRODUCTION

  The following table sets forth selected financial data of the Alabama Group and the Virginia Group.

  The selected income statement and balance sheet data of the Alabama Group and the Virginia Group for the years ended December 26, 1993, December 25, 1994 and December 31, 1995, and for the six months ended June 30, 1996, are derived from the combined financial statements for each of the Alabama Group and the Virginia Group which have been audited by Ernst & Young LLP, independent auditors, whose reports thereon are included elsewhere in this Prospectus. The selected income statement and balance sheet data for the years ended December 29, 1991 and December 28, 1992 and the selected income statement data for the 26 weeks ended June 25, 1995 are unaudited.

  The Selected Financial Data set forth below should be read in conjunction with, and are qualified in their entirety by, the financial statements and related notes and other financial information included elsewhere in this Prospectus.

                                                      FISCAL YEAR ENDED (1)                    26 WEEKS ENDED
                                        --------------------------------------------------  --------------------
                                         DEC. 29,    DEC. 28,   DEC. 26, DEC. 25, DEC. 31,   JUNE 25,   JUNE 30,
                                           1991        1992       1993     1994     1995       1995       1996
                                        ----------- ----------- -------- -------- --------  ----------- --------
                                        (UNAUDITED) (UNAUDITED)                             (UNAUDITED)
ALABAMA GROUP:
 INCOME STATEMENT DATA:
 Restaurant sales......................    $170       $1,318     $3,127   $6,415  $10,457     $4,626     $6,197
 Costs and expenses:
   Cost of sales.......................      62          433      1,054    2,098    3,511      1,527      2,068
   Salaries and benefits...............      68          406        888    1,677    2,647      1,193      1,563
   Other operating expenses............      47          344        772    1,481    2,393      1,053      1,400
   General and administrative expenses.      20          131        229      433      557        248        495
   Depreciation and amortization.......       3           50         79      172      275        125        174
                                           ----       ------     ------   ------  -------     ------     ------
     Total costs and expenses..........     200        1,364      3,022    5,861    9,383      4,146      5,700
                                           ----       ------     ------   ------  -------     ------     ------
 Operating income (loss)...............     (30)         (46)       105      554    1,074        480        497
 Other expense, net....................     --           --          (6)     (22)     (65)       (23)       (39)
                                           ----       ------     ------   ------  -------     ------     ------
 Income (loss) before income taxes.....     (30)         (46)        99      532    1,009        457        458
 Income tax benefit (expense)..........     --           --         --       --       --         --         --
                                           ----       ------     ------   ------  -------     ------     ------
     Net income (loss).................    $(30)      $  (46)    $   99   $  532  $ 1,009     $  457     $  458
                                           ====       ======     ======   ======  =======     ======     ======
 BALANCE SHEET DATA (END OF PERIOD):
 Total assets..........................    $240       $  432     $  823   $1,655  $ 2,491                $2,569
 Total debt, including current
  maturities...........................     --           --         300      427    1,066                 1,692
 Stockholders' equity..................     210          314        435      995    1,073                   235

                                      FISCAL YEAR ENDED (1)                  26 WEEKS ENDED
                         -----------------------------------------------  --------------------
                         DEC. 29,  DEC. 28,   DEC. 26, DEC. 25, DEC. 31,   JUNE 25,   JUNE 30,
                         1991(2)     1992       1993     1994     1995       1995       1996
                         -------- ----------- -------- -------- --------  ----------- --------
                                  (UNAUDITED)                             (UNAUDITED)
VIRGINIA GROUP:
 INCOME STATEMENT DATA:
 Restaurant sales.......             $211      $2,907   $7,695  $12,642     $5,569     $7,900
 Costs and expenses:
   Cost of sales........               74         994    2,621    4,316      1,871      2,684
   Salaries and
    benefits............              127         855    2,093    3,148      1,391      1,925
   Other operating
    expenses............              102         772    1,915    3,350      1,476      2,081
   General and
    administrative
    expenses............               19         190      429      486        217        352
   Depreciation and
    amortization........               11          86      220      382        175        252
                                     ----      ------   ------  -------     ------     ------
     Total costs and
      expenses..........              333       2,897    7,278   11,682      5,130      7,294
                                     ----      ------   ------  -------     ------     ------
 Operating income
  (loss)................             (122)         10      417      960        439        606
 Other expense, net.....              --          (36)     (70)    (156)       (72)       (85)
                                     ----      ------   ------  -------     ------     ------
 Income (loss) before
  income taxes..........             (122)        (26)     347      804        367        521
 Income tax benefit
  (expense).............               43           8     (145)     --         --         --
                                     ----      ------   ------  -------     ------     ------
     Net income (loss)..             $(79)     $  (18)  $  202  $   804     $  367     $  521
                                     ====      ======   ======  =======     ======     ======
 BALANCE SHEET DATA (END
  OF PERIOD):
 Total assets...........             $347      $1,193   $2,526  $ 3,854                $4,331
 Total debt, including
  current maturities....              --          790    1,655    2,139                 1,982
 Stockholders' equity...              329         157      400    1,204                 1,733

--------

(1) The Alabama Group and the Virginia Group operate on a 52-53 week fiscal year ending on the last Sunday in December of each year. Fiscal year 1995 was a 53 week year.

(2) PJVA, Inc. and PJV, Inc. were incorporated in 1992.

PRO FORMA INFORMATION--THE COMPANY

  The following unaudited pro forma balance sheet and income statement data should be read in conjunction with other information contained elsewhere in this Prospectus under the headings "Summary Financial and Restaurant Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization" and the historical financial statements and related notes of the Alabama Group, the Virginia Group and PJ America, Inc. See "Index to Financial Statements."

  The unaudited pro forma balance sheet and income statement data present the Alabama Group (Extra Cheese (the accounting acquiror), Twice the Cheese, Inc. and Textra Cheese Corp.) and the Virginia Group (PJVA, Inc. and PJV Inc.) on a combined basis and give effect to the following pro forma adjustments as if the Reorganization had occurred at the beginning of fiscal 1995: (i) a provision for income taxes assuming that the Predecessor Companies were C corporations rather than S corporations for each period, (ii) an adjustment to record the deferred tax asset attributable to temporary differences between financial reporting and income tax basis of S corporation assets and liabilities, and (iii) the payment of Undistributed S Corporation Earnings at June 30, 1996. The pro forma balance sheet data as of June 30, 1996 and the pro forma income statement data as of June 25, 1995, December 31, 1995, and June 30, 1996 are unaudited.

  The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such transaction in fact had occurred on those dates or to project the Company's financial position or results of operations for any future period. See "Risk Factors--Absence of Combined Operating History; Geographic Concentration" included elsewhere herein.

                             PJ AMERICA, INC.

               PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                              (IN THOUSANDS)

                                                            JUNE 30, 1996
                                                 --------------------------------------
                                                 ALABAMA  VIRGINIA  PRO FORMA     PRO
                    ASSETS                        GROUP    GROUP   ADJUSTMENTS   FORMA
                    ------                       -------  -------- -----------   ------
Current assets:
  Cash.........................................  $  310    $  724                $1,034
  Accounts receivable..........................      51        22                    73
  Inventories..................................      74        97                   171
  Advances to related parties..................     --         42                    42
  Prepaid expenses and other current assets....      37       214    $   75(1)      326
                                                 ------    ------    ------      ------
      Total current assets.....................     472     1,099        75       1,646
Net property and equipment.....................   1,848     2,890                 4,738
Deferred franchise and development costs, net
 of amortization...............................     249       342                   591
                                                 ------    ------    ------      ------
      Total assets.............................  $2,569    $4,331    $   75      $6,975
                                                 ======    ======    ======      ======
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Current liabilities:
  Accounts payable.............................  $   10    $  119                $  129
  Accrued expenses.............................     632       498                 1,130
  Current maturities of bank debt..............     240       514                   754
  Notes payable to stockholders................     712       753                 1,465
  Pro Forma distribution to Predecessor
   Companies' stockholders.....................     --        --     $1,400(2)    1,400
                                                 ------    ------    ------      ------
    Total current liabilities..................   1,594     1,884     1,400       4,878
Notes payable to bank, less current maturities.     740       714                 1,454
Stockholders' equity:
  Common stock, 3,000,000 equivalent shares
   outstanding.................................       3         2                     5
  Additional paid-in capital...................     446       301      (119)(2)     638
  Retained earnings............................    (214)    1,430        75 (1)     --
                                                                     (1,291)(2)
                                                 ------    ------    ------      ------
    Total stockholders' equity.................     235     1,733    (1,325)        643
                                                 ------    ------    ------      ------
    Total liabilities and stockholders' equity.  $2,569    $4,331    $   75      $6,975
                                                 ======    ======    ======      ======

--------

(1) Reflects the deferred tax asset attributable to temporary differences between financial reporting and income tax basis of assets and liabilities currently held in S corporations.

(2) Reflects the liability for the distribution of Undistributed S corporation earnings at June 30, 1996.

                             PJ AMERICA, INC.

            PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          FISCAL YEAR ENDED DECEMBER 31, 1995
                                          --------------------------------------
                                          ALABAMA  VIRGINIA   PRO FORMA    PRO
                                           GROUP    GROUP    ADJUSTMENTS  FORMA
                                          -------  --------  ----------- -------
Restaurant sales......................... $10,457  $12,642               $23,099
Costs and expenses:
 Cost of sales...........................   3,511    4,316                 7,827
 Salaries and benefits...................   2,647    3,148                 5,795
 Other operating expenses................   2,393    3,350                 5,743
 General and administrative expenses.....     557      486                 1,043
 Depreciation and amortization...........     275      382                   657
                                          -------  -------               -------
   Total costs and expenses..............   9,383   11,682                21,065
                                          -------  -------               -------
Operating income.........................   1,074      960                 2,034
Other expense, net.......................     (65)    (156)                 (221)
                                          -------  -------      -----    -------
Income before income taxes...............   1,009      804                 1,813
Income tax benefit (expense)(1)..........     --       --       $(662)      (662)
                                          -------  -------      -----    -------
   Net income............................ $ 1,009  $   804      $(662)   $ 1,151
                                          =======  =======      =====    =======
Net income per share..................................................   $  0.37
Weighted average shares(2)............................................     3,133
Supplemental pro forma net income per share(3)........................   $  0.37
                                              26 WEEKS ENDED JUNE 25, 1995
                                          --------------------------------------
                                          ALABAMA  VIRGINIA   PRO FORMA    PRO
                                           GROUP    GROUP    ADJUSTMENTS  FORMA
                                          -------  --------  ----------- -------
Restaurant sales......................... $ 4,626  $ 5,569               $10,195
Costs and expenses:
 Cost of sales...........................   1,527    1,871                 3,398
 Salaries and benefits...................   1,193    1,391                 2,584
 Other operating expenses................   1,053    1,476                 2,529
 General and administrative expenses.....     248      217                   465
 Depreciation and amortization...........     125      175                   300
                                          -------  -------               -------
   Total costs and expenses..............   4,146    5,130                 9,276
                                          -------  -------               -------
Operating income.........................     480      439                   919
Other expense, net.......................     (23)     (72)                  (95)
                                          -------  -------      -----    -------
Income before income taxes...............     457      367                   824
Income tax benefit (expense)(1)..........     --       --       $(301)      (301)
                                          -------  -------      -----    -------
   Net income............................ $   457  $   367      $(301)   $   523
                                          =======  =======      =====    =======
Net income per share..................................................   $  0.17
Weighted average shares(2)............................................     3,148
Supplemental pro forma net income per share(3)........................   $  0.17
                                              26 WEEKS ENDED JUNE 30, 1996
                                          --------------------------------------
                                          ALABAMA  VIRGINIA   PRO FORMA    PRO
                                           GROUP    GROUP    ADJUSTMENTS  FORMA
                                          -------  --------  ----------- -------
Restaurant sales......................... $ 6,197  $ 7,900               $14,097
Costs and expenses:
 Cost of sales...........................   2,068    2,684                 4,752
 Salaries and benefits...................   1,563    1,925                 3,488
 Other operating expenses................   1,400    2,081                 3,481
 General and administrative expenses.....     495      352                   847
 Depreciation and amortization...........     174      252                   426
                                          -------  -------               -------
   Total costs and expenses..............   5,700    7,294                12,994
                                          -------  -------               -------
Operating income.........................     497      606                 1,103
Other expense, net.......................     (39)     (85)                 (124)
                                          -------  -------      -----    -------
Income before income taxes...............     458      521                   979
Income tax benefit (expense)(1)..........     --       --       $(357)      (357)
                                          -------  -------      -----    -------
   Net income............................ $   458  $   521      $(357)   $   622
                                          =======  =======      =====    =======
Net income per share..................................................   $  0.20
Weighted average shares(2)............................................     3,143
Supplemental pro forma net income per share(3)........................   $  0.20

--------

(1) The pro forma income statement data reflect the effect of the Reorganization on the historical income statement data for the fiscal year ended December 31, 1995, and the 26 weeks ended June 25, 1995 and June 30, 1996, assuming that the Predecessor Companies were C corporations rather than S corporations for income tax purposes, with assumed combined Federal, state and local effective income tax rates aggregating 36.5%. See "Prior S Corporation Status of Predecessor Companies."

(2) Based on (i) 3,000,000 weighted average shares used in the calculation of pro forma net income per share plus (ii) 148,490, 133,129 and 143,369 shares of Common Stock, respectively, to reflect the number of shares of Common Stock that the Company would be required to sell at an assumed initial public offering price of $10.50 per share (after deducting the underwriting discount) in this offering to fund the payment of Undistributed S Corporation Earnings at June 25, 1995 ($1,450,000), December 31, 1995 ($1,300,000) and June 30, 1996 ($1,400,000).

(3) Supplemental pro forma net income includes all adjustments used in determining pro forma net income and also reflects the reduction of interest expense that would have resulted from the repayment of $2,200,000 of the Company's outstanding bank borrowings and $1,450,000 in indebtedness to certain of the Company's existing stockholders as if the offering had occurred at the beginning of fiscal 1995. Supplemental pro forma net income per share is based upon the number of shares of Common Stock used in the calculation of pro forma net income per share plus 376,179 shares of Common Stock that the Company would be required to sell at an assumed initial public offering price of $10.50 per share (after deducting the underwriting discount) to fund such repayments.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company is the largest franchisee of Papa John's pizza delivery and carry-out restaurants based upon the number of restaurants currently in operation. At September 30, 1996, the Company owned and operated 44 Papa John's restaurants in Birmingham, Alabama and the surrounding area; in Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas; and in East Texas. At September 30, 1996, PJI and its franchisees (including the Company) operated 1,080 Papa John's restaurants in 28 states.

  The Company was recently formed as the successor company in the Reorganization. Prior to the Reorganization, each of the Predecessor Companies operated as separate entities. However, the three Predecessor Companies comprising the Alabama Group (Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc.) were under substantially common ownership, as were the two Predecessor Companies comprising the Virginia Group (PJVA, Inc. and PJV, Inc.). Thus, the following discussion and analysis separately address the Alabama Group's and the Virginia Group's results of operations on a historical combined basis for the periods presented. The pro forma financial data for fiscal 1995 and the 26 weeks ended June 25, 1995 and June 30, 1996 are presented as if the Reorganization had occurred at the beginning of fiscal 1995. The following should be read in conjunction with the historical combined financial statements for each of the Alabama Group and the Virginia Group and the summary and selected financial and other data for both the Alabama Group and the Virginia Group contained elsewhere in this Prospectus. See "The Reorganization."

  In connection with the offering, the Company's business operations will change. Following the final S corporation distributions made in connection with this offering, the Company will no longer make S corporation distributions, although the Company will be subject to corporate income taxes and costs related to being a public company.

  The Company's restaurants operate under separate franchise agreements, which generally have terms between five and ten years (with renewal options between five and ten years) and require payment of monthly royalties equal to 4% of restaurant sales. The Company also has entered into development agreements with PJI to open a certain number of restaurants over a defined period of time within specific geographic areas. The Company's development agreements generally require it to pay a non-refundable fee per restaurant covered by the respective agreements. This amount is generally credited against the initial franchise fee that the Company is required to pay for each new restaurant opened. The Company amortizes development and franchise fees over a 20 year period, beginning with the opening of a restaurant. See "Business--Franchise and Development Agreements."

  The Company's growth strategy will focus on further developing the Papa John's concept through (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's market-by-market expansion strategy focuses on clustering restaurants, thereby increasing consumer awareness and enabling the Company to take advantage of operational and advertising efficiencies. To date, the Company believes that this strategy has contributed to increases in comparable restaurant sales, although there can be no assurance that comparable restaurant sales will continue to be positive. The Company expects that its average cash investment, including franchise fees, required to open restaurants in 1996 will approximate $185,000. The Company anticipates that the cash investment required to open restaurants in its new territories will be higher than that experienced in its existing markets. Pre-opening costs are expensed as incurred.

  The Company operates on a 52-53 week fiscal year ending on the last Sunday of December of each year. Fiscal 1995 was a 53 week year.

RESULTS OF OPERATIONS--ALABAMA GROUP

  The following table sets forth the percentage relationship to restaurant sales for certain income statement data for the Alabama Group.

                                        FISCAL YEAR ENDED       26 WEEKS ENDED
                                    -------------------------- -----------------
                                    DEC. 26, DEC. 25, DEC. 31, JUNE 25, JUNE 30,
                                      1993     1994     1995     1995     1996
                                    -------- -------- -------- -------- --------
     Restaurant sales.............   100.0%   100.0%   100.0%   100.0%   100.0%
     Costs and expenses:
       Cost of sales..............    33.7     32.7     33.6     33.0     33.4
       Salaries and benefits......    28.4     26.1     25.3     25.8     25.2
       Other operating expenses...    24.7     23.1     22.9     22.7     22.6
       General and administrative
        expenses..................     7.3      6.8      5.3      5.4      8.0
       Depreciation and
        amortization..............     2.5      2.7      2.6      2.7      2.8
                                     -----    -----    -----    -----    -----
         Total costs and expenses.    96.6     91.4     89.7     89.6     92.0
                                     -----    -----    -----    -----    -----
     Operating income.............     3.4      8.6     10.3     10.4      8.0
     Other expense, net...........    (0.2)    (0.3)    (0.7)    (0.5)    (0.6)
                                     -----    -----    -----    -----    -----
     Income before income taxes...     3.2      8.3      9.6      9.9      7.4
     Income tax benefit (expense).     --       --       --       --       --
                                     -----    -----    -----    -----    -----
         Net income...............     3.2%     8.3%     9.6%     9.9%     7.4%
                                     =====    =====    =====    =====    =====

 Twenty-six Weeks Ended June 30, 1996 Compared to Twenty-six Weeks Ended June 25, 1995.

  Restaurant Sales. Restaurant sales increased 34.0% to $6.2 million for the 26 weeks ended June 30, 1996 from $4.6 million for the comparable period in 1995. The increase in restaurant sales was attributable to sales from the four new restaurants opened between June 26, 1995 and June 30, 1996, a full 26 weeks of operations for the two restaurants opened in the first 26 weeks of 1995, and a 2.7% increase in comparable restaurant sales for the 10 restaurants open throughout both periods. The increase in comparable restaurant sales was primarily attributable to continued market penetration, partially offset by the impact of inclement weather in the first quarter of 1996.

  Costs and Expenses. Cost of sales, which consists of food, beverage and paper costs, increased $541,000, and increased as a percentage of restaurant sales to 33.4% for the first 26 weeks of 1996 from 33.0% for the comparable period in 1995. This percentage increase resulted from a slight increase in food costs, primarily cheese.

  Salaries and benefits, which consist of all store level employee wages, taxes and benefits increased $370,000, but decreased as a percentage of restaurant sales to 25.2% for the first 26 weeks of 1996 from 25.8% for the comparable period in 1995. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened during the 26 weeks ended June 30, 1996, versus the comparable period in 1995. Salaries and benefits historically have been higher as a percentage of restaurant sales in the early months of operations of new restaurants.

  Other operating expenses include other restaurant level operating costs, the material components of which are automobile mileage reimbursement for delivery drivers, rent, royalties, utility expenses and advertising expenses. Other operating expenses increased $347,000, but decreased slightly as a percentage of restaurant sales to 22.6% in the first 26 weeks of 1996 from 22.7% for the comparable period in 1995. Reduced mileage reimbursement and other expenses as a percentage of restaurant sales were partially offset by increased advertising expenses from the Alabama Group's participation in PJI's eleventh anniversary promotion in April 1996.

  General and administrative expenses increased by $247,000 in the first 26 weeks of 1996 to $495,000 from $248,000 during the comparable period in 1995, and increased as a percentage of restaurant sales to 8.0% in the first 26 weeks of 1996 from 5.4% for the comparable period in 1995. The dollar and percentage increases were primarily due to relocation expenses of $120,000 for two new executives relocating to the Company's offices in Birmingham, Alabama, and the addition of restaurant supervisory and corporate support personnel.

  Depreciation and amortization increased by $49,000 in the first 26 weeks of 1996 to $174,000 from $125,000 during the comparable period in 1995, and increased slightly as a percentage of restaurant sales to 2.8% in the first 26 weeks of 1996 from 2.7% for the comparable period in 1995. The dollar increase was primarily due to the opening of additional restaurants.

  Other expense, which consists primarily of interest expense, increased to $39,000 for the first 26 weeks of 1996 from $23,000 for the comparable period in 1995, primarily due to increased borrowings.

 Fiscal Year 1995 Compared to Fiscal Year 1994.

  Restaurant Sales. Restaurant sales increased 63.0% to $10.5 million in 1995 from $6.4 million in 1994. The increase in restaurant sales was attributable to sales from the five new restaurants opened in 1995, a full year of operations for the four restaurants opened during 1994, and an 6.6% increase in comparable restaurant sales for the six restaurants open throughout both fiscal years. The increase in comparable restaurant sales was primarily attributable to increased market penetration in Birmingham, Alabama and the surrounding area.

  Costs and Expenses. Cost of sales increased $1.4 million, and increased as a percentage of restaurant sales to 33.6% in 1995 from 32.7% in 1994. This percentage increase resulted from an increase in topping portions on pizzas and more aggressive cost discounting.

  Salaries and benefits increased $970,000, but decreased as a percentage of restaurant sales to 25.3% in 1995 from 26.1% in 1994. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened in 1995 as compared to 1994.

  Other operating expenses increased $912,000, but decreased as a percentage of restaurant sales to 22.9% in 1995 from 23.1% in 1994. The decrease was attributable to decreases in other operating expenses as a percentage of restaurant sales in Birmingham, Alabama and the surrounding area, partially offset by higher other operating expenses for new restaurants opened in Texas.

  General and administrative expenses increased by $124,000 in 1995 to $557,000 from $433,000 in 1994, but declined as a percentage of restaurant sales to 5.3% in 1995 from 6.8% in 1994. The dollar increase was the result of the addition of restaurant supervisory and corporate support personnel. The percentage decrease was primarily due to an increase in restaurant sales without a proportionate increase in general and administrative expenses.

  Depreciation and amortization increased by $103,000 in 1995 to $275,000 from $172,000 in 1994, but decreased slightly as a percentage of restaurant sales to 2.6% in 1995 from 2.7% in 1994. The dollar increase was primarily related to the opening of additional restaurants.

  Other expense increased to $65,000 for 1995 from $22,000 in 1994, primarily due to increased borrowings.

 Fiscal Year 1994 Compared to Fiscal Year 1993.

  Restaurant Sales. Restaurant sales increased 105.2% to $6.4 million in 1994 from $3.1 million in 1993. The increase in restaurant sales was attributable to sales from the four new restaurants opened in 1994, a full year of operations for the three restaurants opened in 1993, and a 23.3% increase in comparable restaurant sales for the three restaurants open throughout both fiscal years. The increase in comparable restaurant sales was primarily attributable to increased market penetration.

  Costs and Expenses. Cost of sales increased $1.0 million, but decreased as a percentage of restaurant sales to 32.7% in 1994 from 33.7% in 1993, primarily due to increased efficiencies at the store level.

  Salaries and benefits increased $789,000, but decreased as a percentage of restaurant sales to 26.1% in 1994 from 28.4% in 1993. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened in 1994 as compared to 1993.

  Other operating expenses increased $709,000, but decreased as a percentage of restaurant sales to 23.1% in 1994 from 24.7% in 1993. The decrease was primarily attributable to leveraging advertising expenses over a larger sales base.

  General and administrative expenses increased by $204,000 to $433,000 in 1994 from $229,000 in 1993, but decreased as a percentage of restaurant sales to 6.8% in 1994 from 7.3% in 1993. The dollar increase was the result of the addition of restaurant supervisory and corporate support personnel. The percentage decrease was primarily due to an increase in restaurant sales without a proportionate increase in general and administrative expenses.

  Depreciation and amortization increased by $93,000 to $172,000 in 1994 from $79,000 in 1993, and increased slightly as a percentage of restaurant sales to 2.7% in 1994 from 2.5% in 1993. The dollar increase was related to the opening of additional restaurants.

  Other expense increased to $22,000 in 1994 from $6,000 in 1993, primarily due to increased borrowings.

RESULTS OF OPERATIONS--VIRGINIA GROUP

  The following table sets forth the percentage relationship to restaurant sales of certain income statement data for the Virginia Group.

                                        FISCAL YEAR ENDED        26 WEEKS ENDED
                                    --------------------------- -----------------
                                    DEC. 26,  DEC. 25, DEC. 31, JUNE 25, JUNE 30,
                                      1993      1994     1995     1995     1996
                                    --------  -------- -------- -------- --------
     Restaurant sales.............   100.0%    100.0%   100.0%   100.0%   100.0%
     Costs and expenses:
       Cost of sales..............    34.2      34.1     34.2     33.6     34.0
       Salaries and benefits......    29.4      27.2     24.9     25.0     24.4
       Other operating expenses...    26.6      24.8     26.5     26.5     26.3
       General and administrative
        expenses..................     6.5       5.6      3.8      3.9      4.4
       Depreciation and
        amortization..............     2.9       2.9      3.0      3.1      3.2
                                     -----     -----    -----    -----    -----
         Total costs and expenses.    99.6      94.6     92.4     92.1     92.3
                                     -----     -----    -----    -----    -----
     Operating income.............     0.4       5.4      7.6      7.9      7.7
     Other expense, net...........    (1.3)     (0.9)    (1.2)    (1.3)    (1.1)
                                     -----     -----    -----    -----    -----
     Income (loss) before income
      taxes.......................    (0.9)      4.5      6.4      6.6      6.6
     Income tax benefit (expense).     0.3      (1.9)     --       --       --
                                     -----     -----    -----    -----    -----
         Net income (loss)........    (0.6)%     2.6%     6.4%     6.6%     6.6%
                                     =====     =====    =====    =====    =====

 Twenty-six Weeks Ended June 30, 1996 Compared to Twenty-six Weeks Ended June 25, 1995.

  Restaurant Sales. Restaurant sales increased 41.9% to $7.9 million for the 26 weeks ended June 30, 1996 from $5.6 million for the comparable period in 1995. The increase in restaurant sales was attributable to sales from the six new restaurants opened from June 26, 1995 to June 30, 1996, a full 26 weeks of operations for the two restaurants opened in the first 26 weeks of 1995, and a 4.5% increase in comparable restaurant sales for the 17 restaurants open throughout both periods. The increase in comparable restaurant sales was primarily attributable to continued market penetration, partially offset by the impact of inclement weather in the first quarter of 1996.

  Costs and Expenses. Cost of sales increased $813,000, and increased as a percentage of restaurant sales to 34.0% for the first 26 weeks of 1996 from 33.6% for the comparable period in 1995. This percentage increase resulted from a slight increase in food costs, primarily cheese.

  Salaries and benefits increased $534,000, but decreased as a percentage of restaurant sales to 24.4% for the first 26 weeks of 1996 from 25.0% for the comparable period in 1995. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened during the 26 weeks ended June 30, 1996, versus the comparable period in 1995.

  Other operating expenses increased $605,000, but decreased as a percentage of restaurant sales to 26.3% in the first 26 weeks of 1996 from 26.5% for the comparable period in 1995. The percentage decrease was primarily attributable to decreases in mileage reimbursement and certain other expenses as a percentage of restaurant sales.

  General and administrative expenses increased by $135,000 in the first 26 weeks of 1996 to $352,000 from $217,000 for the comparable period in 1995, and increased as a percentage of restaurant sales to 4.4% in the first 26 weeks of 1996 from 3.9% for the comparable period in 1995. The dollar and percentage increases were the result of the addition of restaurant supervisory and corporate support personnel.

  Depreciation and amortization increased by $77,000 to $252,000 in the first 26 weeks of 1996 from $175,000 for the comparable period in 1995, and increased slightly as a percentage of restaurant sales to 3.2% in the first 26 weeks of 1996 from 3.1% for the comparable period in 1995. The dollar increase was primarily related to the opening of additional restaurants.

  Other expense increased to $85,000 for the first 26 weeks of 1996 from $72,000 for the comparable period in 1995, primarily due to increased borrowings.

  Fiscal Year 1995 Compared to Fiscal Year 1994.

  Restaurant Sales. Restaurant sales increased 64.3% to $12.6 million in 1995 from $7.7 million in 1994. The increase in restaurant sales was attributable to sales from the seven new restaurants opened in 1995, a full year of operations for the seven restaurants opened during 1994, and a 0.6% increase in comparable restaurant sales for the 10 restaurants open throughout both fiscal years. The increase in comparable restaurant sales was primarily attributable to increased market penetration.

  Costs and Expenses. Cost of sales increased $1.7 million, and increased slightly as a percentage of restaurant sales to 34.2% in 1995 from 34.1% in 1994.

  Salaries and benefits increased $1.1 million, but decreased as a percentage of restaurant sales to 24.9% for 1995 from 27.2% in 1994. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened in 1995 as compared to 1994.

  Other operating expenses increased $1.4 million, and increased as a percentage of restaurant sales to 26.5% in 1995 from 24.8% in 1994. This increase was primarily attributable to a significant increase in advertising expenses in 1995 directed at increasing market awareness.

  General and administrative expenses increased by $57,000 in 1995 to $486,000 from $429,000 in 1994, but declined as a percentage of restaurant sales to 3.8% in 1995 from 5.6% in 1994. The dollar increase was the result of the addition of restaurant supervisory and corporate support personnel. General and administrative expenses as a percentage of restaurant sales were higher in 1994 due primarily to a defalcation by a consultant in 1994, which resulted in an expense of approximately $105,000 in such period.

  Depreciation and amortization increased by $162,000 in 1995 to $382,000 from $220,000 in 1994, and increased slightly as a percentage of restaurant sales to 3.0% in 1995 from 2.9% in 1994. The dollar increase was primarily related to the opening of additional restaurants.

  Other expense increased to $156,000 for 1995 from $70,000 in 1994, primarily due to increased borrowings.

 Fiscal Year 1994 Compared to Fiscal Year 1993.

  Restaurant Sales. Restaurant sales increased 164.7% to $7.7 million in 1994 from $2.9 million in 1993. The increase in restaurant sales was attributable to sales from the seven new restaurants opened in 1994, a full year of operations for the seven restaurants opened in 1993, and a 25.3% increase in comparable restaurant sales for the three restaurants open throughout both fiscal years. The increase in comparable restaurant sales was primarily attributable to increased market penetration.

  Costs and Expenses. Cost of sales increased $1.6 million, but decreased as a percentage of restaurant sales to 34.1% in 1994 from 34.2% in 1993.

  Salaries and benefits increased $1.2 million, but decreased as a percentage of restaurant sales to 27.2% for 1994 from 29.4% in 1993. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened in 1994 as compared to 1993.

  Other operating expenses increased $1.1 million, but decreased as a percentage of restaurant sales to 24.8% in 1994 as compared to 26.6% in 1993. The decrease was primarily attributable to decreased advertising expenditures as a percentage of restaurant sales.

  General and administrative expenses increased by $239,000 in 1994 to $429,000 from $190,000 in 1993, but decreased as a percentage of restaurant sales to 5.6% in 1994 from 6.5% in 1993. This dollar increase was the result of the addition of restaurant supervisory and corporate support personnel and a defalcation by a consultant, which resulted in an expense of approximately $105,000 in such period.

  Depreciation and amortization increased by $134,000 in 1994 to $220,000 from $86,000 in 1993, but remained the same as a percentage of restaurant sales. The dollar increase was primarily related to the opening of additional restaurants.

  Other expense increased to $70,000 for 1994 from $36,000 in 1993, primarily due to increased borrowings.

RESULTS OF OPERATIONS--THE COMPANY

  The following table sets forth the percentage relationship to restaurant sales for certain income statement data for the Company on a pro forma combined basis.

                                                                26 WEEKS ENDED
                                                               -----------------
                                                       FISCAL  JUNE 25, JUNE 30,
                                                        1995     1995     1996
                                                       ------  -------- --------
     Restaurant sales................................. 100.0%   100.0%   100.0%
     Costs and expenses:
       Cost of sales..................................  33.9     33.3     33.7
       Salaries and benefits..........................  25.1     25.4     24.8
       Other operating expenses.......................  24.9     24.8     24.7
       General and administrative expenses............   4.5      4.6      6.0
       Depreciation and amortization..................   2.8      2.9      3.0
                                                       -----    -----    -----
         Total costs and expenses.....................  91.2     91.0     92.2
                                                       -----    -----    -----
     Operating income.................................   8.8      9.0      7.8
     Other expense, net...............................  (0.9)    (1.0)    (0.9)
                                                       -----    -----    -----
     Income before income taxes.......................   7.9      8.0      6.9
     Income tax benefit (expense).....................  (2.9)    (2.9)    (2.5)
                                                       -----    -----    -----
         Net income...................................   5.0%     5.1%     4.4%
                                                       =====    =====    =====


LIQUIDITY AND CAPITAL RESOURCES

  The Company will not have significant receivables or inventory, and therefore it will require capital primarily for the development of new restaurants. In 1993, 1994, 1995 and the twenty-six weeks ended June 30, 1996, the Predecessor Companies' capital expenditures totalled $1.2 million, $1.8 million, $2.5 million and $365,000, respectively. In addition, certain of the Predecessor Companies made distributions to their stockholders with respect to S corporation earnings during 1994, 1995 and the twenty-six weeks ended June 30, 1996 in the aggregate amount of $2.2 million. The Predecessor Companies traditionally funded their capital requirements from cash provided by operating activities and proceeds from bank borrowings and stockholder loans. The Predecessor Companies' net cash provided by operating activities was $277,000, $1.1 million, $2.3 million and $1.8 million for 1993, 1994, 1995 and the twenty-six weeks ended June 30, 1996, respectively. Net borrowings by the Predecessor Companies totalled $940,000, $1.0 million, $1.1 million and $469,000 for 1993, 1994, 1995 and the twenty-six weeks ended June 30, 1996, respectively.

  Since June 30, 1996, the Predecessor Companies have made additional distributions of Undistributed S Corporation Earnings of $150,000. The Company intends to use approximately $2.2 million of the net proceeds from this offering to fund the payment of the amount of Undistributed S Corporation Earnings at the Termination Date to the current stockholders of the Predecessor Companies. In addition, the Company will use approximately $2.2 million of the net proceeds to repay the outstanding balance of two bank notes, and approximately $1.6 million to repay outstanding stockholder loans.

  The Company estimates that its total capital expenditures will be approximately $900,000 ($800,000 for new restaurant development and $100,000 for corporate purposes) for the second half of 1996 and approximately $2.8 million ($2.5 million for new restaurant development and existing restaurant improvements, and $300,000 for corporate purposes) in 1997. The Company also may acquire the operations of other Papa John's franchisees if such operations become available on terms satisfactory to the Company. The Company expects that cash flow from operations and the net proceeds from this offering after repayment of bank debt and stockholder loans and payment of Undistributed S Corporation Earnings will provide sufficient funds to finance its capital expenditures through 1997. In connection with this offering, the Company will repay the entire balances of the existing term notes. The Company has not sought and does not have any commitments for any credit facilities.

IMPACT OF INFLATION

  The Company does not believe inflation has materially affected earnings during the past three years. Substantial increases in costs, particularly labor, employee benefits or food costs, could have a significant impact on the Company. See "Risk Factors--Increases in Operating Costs; Availability and Cost of Insurance."

                                   BUSINESS

GENERAL

  PJ America is the largest franchisee of "Papa John's" pizza delivery and carry-out restaurants based upon the number of restaurants currently in operation. At September 30, 1996, the Company owned and operated 44 Papa John's restaurants in Birmingham, Alabama and the surrounding area; in Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas; and in East Texas. In addition to its existing territories, the Company has been granted by PJI the rights to enter into development agreements to open Papa John's restaurants in the California Counties; Vancouver, Canada and the surrounding area; and Puerto Rico. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliate of the Company. At September 30, 1996, PJI and its franchisees (including the Company) operated 1,080 Papa John's restaurants in 28 states.

PAPA JOHN'S INTERNATIONAL, INC.

  General. The Papa John's concept was initiated in 1985 with the opening of the first Papa John's restaurant by PJI. PJI is a publicly-held company headquartered in Louisville, Kentucky. At September 30, 1996, the Papa John's restaurant system consisted of 1,080 restaurants in 28 states, including 285 restaurants operated by PJI, 44 restaurants operated by the Company and 751 restaurants operated by other franchisees. The key elements of the Papa John's concept include a focused menu of high quality pizza and related items, an effective commissary distribution and equipment supply system and an efficient in-store operating design.

  Menu. Papa John's restaurants offer a focused menu of high quality, value priced pizza, breadsticks and cheesesticks. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in PJI's regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. Fresh onions and green peppers are chopped daily at all restaurants and are purchased from local produce suppliers. Each pizza is complemented by the addition of a container of Papa John's special garlic sauce (for dipping the crust) and two pepperoncinis. This focused menu and use of quality ingredients enables Papa John's restaurants to concentrate on consistently "Delivering the Perfect Pizza!"(TM). During the second half of 1995, PJI began testing a thin crust pizza in certain PJI-owned and franchised markets. On October 1, 1996, PJI and its franchisees began offering thin crust pizza in substantially all of their markets. The Company is offering thin crust pizza in all of its markets.

  Purchasing and Distribution. PJI's commissary system supplies pizza dough and other food and paper products twice weekly to each of its franchised restaurants. PJI currently operates five regional commissaries in Louisville, Kentucky; Garner, North Carolina; Orlando, Florida; Jackson, Mississippi; and Denver, Colorado. PJI also operates one distribution center in Dallas, Texas. PJI expects to open new commissaries and distribution centers as PJI and its franchisees expand into new territories. Specifically, PJI has announced that it plans to open up to three additional commissaries by year-end 1997. PJI's commissary system enables it to closely monitor and control product quality and consistency, while lowering food and operating costs for its franchisees. All Papa John's restaurants are required to purchase a proprietary mix of savory spices and dough from PJI. Produce is purchased locally by each franchisee to ensure freshness. Franchisees may purchase other goods from approved suppliers or PJI, which has negotiated purchasing agreements with most of its suppliers. The Company believes that these agreements enable it to benefit from volume discounts which result in prices the Company believes are below those which it could otherwise obtain. In addition, all the equipment, counters and smallwares required to open a Papa John's restaurant are available from PJI. PJI also provides layout and design services and recommends subcontractors, signage installers and telephone systems to its franchisees. Although not required to do so, the Company purchases substantially all of its food products and restaurant equipment from PJI.

  Restaurant Layout and Design. Papa John's restaurants are typically 1,200 to 1,500 square feet in size and are located in strip centers or free-standing buildings which provide visibility, curb appeal and accessibility. The exterior of a Papa John's restaurant is generally characterized by backlighted awnings, neon window designs and other visible signage. The layout is designed to facilitate a smooth flow of food orders through the restaurant. The layout includes specific areas for order taking, pizza preparation and routing, resulting in simplified operations, lower training and labor costs, increased efficiency and improved consistency and quality of food products. The decor of a restaurant has a vibrant red and white color scheme with green striping, and includes a bright menu board, custom counters and a carry-out customer area. The counters are designed to allow customers to watch the employees slap out the dough and put sauce and toppings on pizzas. Although most Papa John's restaurants are designed primarily for carry-out and delivery service, certain of the Company's restaurants have seating areas which may accommodate up to 30 customers. PJI provides the Company assistance with restaurant design, site selection and a complete equipment package for new restaurants. This provides the Company with a convenient, cost-effective means of opening restaurants while ensuring a consistent restaurant appearance.

RESTAURANT LOCATIONS

  The following table sets forth the location and number of Company restaurants at September 30, 1996 (exclusive of two restaurants under construction at such date).

                                                                               NUMBER OF
   LOCATION                                                                   RESTAURANTS
   --------                                                                   -----------
   Birmingham, Alabama and the surrounding area.............................       14
   Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas.       25
   East Texas...............................................................        5
                                                                                  ---
       Total restaurants....................................................       44
                                                                                  ===

UNIT ECONOMICS

  The Company believes the performance of its Papa John's restaurants has been exceptional. In 1995, PJI awarded one of the Predecessor Companies its 1994 Franchisee of the Year Award. The Company's average unit volumes have historically exceeded the average of the Papa John's franchise system. In particular, one of the Company's restaurants achieved the highest sales volume in 1995 of any franchised restaurant in the Papa John's system. During the 53 weeks ended June 30, 1996, the 31 restaurants that were open throughout the period generated average sales of $752,000, average restaurant cash flow (operating income plus depreciation) of $136,000 and average restaurant operating income after royalties of $115,000 (or 15.3% of sales). However, there can be no assurance that such results can be maintained. The average cash investment, including franchise fees, to open these 31 restaurants was approximately $165,000, exclusive of land and pre-opening expenses. The Company expects that its average cash investment for restaurants opened in 1996 will approximate $185,000. The Company also anticipates that the new restaurants projected to open in 1996 and 1997 will be in the Company's existing markets. The Company expects that occupancy costs and the cash investment required to open restaurants in its new territories will be higher than that experienced in its existing markets. The Company leases, rather than owns, most of its properties and expects to continue to do so in the future.

EXPANSION AND SITE SELECTION

  The Company's growth strategy will focus on further developing the Papa John's concept through (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's objective is to become the leading chain of pizza delivery restaurants in each of its development markets. Through a market-by-market expansion strategy focused on clustering restaurants, the Company seeks to increase consumer awareness and take advantage of operational and advertising efficiencies. During fiscal 1995, the Company opened 12 restaurants. In fiscal 1996, the Company plans to open approximately seven restaurants (five of which had been opened as of September 30, 1996), and in fiscal 1997, the Company expects to open approximately ten additional restaurants. As part of its overall growth strategy, the Company intends to supplement its new restaurant development through acquisition of existing Papa John's franchisees.

  In addition to developing its existing territories, the Company has been granted by PJI the rights to enter into development agreements to open Papa John's restaurants in the California Counties; Vancouver, Canada and the surrounding area; and Puerto Rico. The Company estimates that these territories could support approximately 90 to 100 Papa John's restaurants. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliated party. The development rights with respect to the Utah territory provide for two Papa John's restaurants to be opened in 1996, and six restaurants to be opened in each of 1997, 1998 and 1999. There can be no assurance that the Company will exercise the option for the Utah territory or that, if exercised, such restaurants will be developed. Currently, there are no Papa John's restaurants open in California, Canada, Puerto Rico or Utah. PJI has waived its right of first refusal with respect to the Company's possible acquisition of the Utah territory.

  The Company also has a right of first refusal with a term of five years beginning September 1, 1996 to acquire from an affiliated party the operations and development rights for Papa John's restaurants in (i) Iowa, including the Moline and Rock Island, Illinois areas (but excluding the Council Bluffs area of Iowa), in which four restaurants are currently open, and (ii) in the Baton Rouge, Lafayette and Lake Charles, Louisiana areas, in which three restaurants are currently open. The development rights with respect to such territories provide that a total of 31 additional Papa John's restaurants will be opened through 2002. There are no agreements, however, with respect to the Company's acquisition of such territories, and there can be no assurance that such territories will be acquired. PJI has waived its right of first refusal with respect to the Company's possible acquisition of the Iowa and Louisiana territories described above. In addition, certain officers, directors and stockholders of the Company own interests in Papa John's franchisees that operate in certain areas in Michigan, Ohio and South Carolina. PJI has waived its right of first refusal with respect to the Company's possible acquisition of such franchisees.

  The Company devotes significant resources to the investigation and evaluation of potential sites. The site selection process focuses on trade area demographics, target population density, household income levels and competitive factors. Management inspects each potential Company restaurant location and the surrounding market before a site is approved. The Company's restaurants are typically located in strip shopping centers or free-standing buildings that provide visibility, curb appeal and accessibility. All site selections must be approved by PJI. Papa John's restaurant design may be configured to fit a wide variety of building shapes and sizes, thereby increasing the number of suitable locations for Papa John's restaurants.

MARKETING PROGRAMS

  The Company's franchise agreements require that not less than 6.0% of sales be spent on advertising programs approved by PJI. The Company has restaurant-level marketing programs which target the delivery area of each restaurant, making extensive use of distinctive print materials in direct mail and store-to-door couponing. The Company tailors its store-to-door coupons according to customer buying habits as tracked by the Company's point of sale computer systems used in each restaurant. Local marketing efforts also include a variety of community-oriented activities with schools, sports teams and other organizations. The Company currently supplements its local marketing efforts with a limited amount of radio and television advertising. The Company believes that its marketing programs are cost-effective and significantly increase Papa John's visibility among potential customers. The Company's advertising expenditures as a percentage of restaurant sales for the 26 weeks ended June 30, 1996 were 6.9%.

  The Company's restaurant-level marketing efforts are supported by print and electronic advertising materials that are produced by the Papa John's Marketing Fund, Inc. (the "Marketing Fund") for use by both PJI and its franchisees. The required Marketing Fund contribution is established from time to time by the governing board of the Marketing Fund and is currently 0.75% of restaurant sales. The maximum required contribution for PJI franchisees is 1.5% of restaurant sales and can be increased above 1.5% only upon approval by not less than 60% of Marketing Fund members. In addition, PJI may require the Company to participate in an advertising cooperative for its designated market area and to contribute a minimum amount of restaurant sales for local advertising. PJI also provides each of its franchisees with catalogs for uniforms and promotional items and pre-approved, print marketing materials that can be ordered from PJI.

RESTAURANT OPERATIONS

  Management and Employees. A typical Company restaurant employs a restaurant manager, two or three assistant managers and approximately 25 hourly employees, most of whom work part-time. The restaurant manager is responsible for the day-to-day operation of the restaurant and for the maintenance of Company established operating standards. The Company seeks to hire experienced restaurant managers and staff, and motivate and retain them by providing opportunities for advancement and performance-based financial incentives. In addition, in conjunction with this offering, the Company has established the 1996 Stock Ownership Incentive Plan, which will enable the Company to provide long-term equity-based incentives for corporate and restaurant management personnel. See "Management--1996 Stock Ownership Incentive Plan." The Company believes that it has a low managerial turnover rate in comparison to the quick service restaurant industry and that this low turnover rate results in decreased training costs and higher productivity.

  The Company employs seven area supervisors, each of whom has responsibility for overseeing four to seven Company restaurants. The Company also employs three regional operations directors who oversee area supervisors and managers within their respective markets.

  Training. The Company has full-time training coordinators in the Alabama and Virginia markets. In addition, PJI provides an on-site training team as needed. Each regional area supervisor and restaurant manager is required to complete PJI's two-week training program in which instruction is given on all aspects of PJI's systems and operations. The program includes classroom instruction and hands-on training at an operating Papa John's restaurant. In addition, the Company has developed a specific education and safety program for its delivery drivers.

  Point of Sale System. All of the Company's existing restaurants are equipped with point-of-sale equipment. The Company believes that this technology increases speed and accuracy in order taking and pricing, reduces paper work and allows the restaurant manager to better monitor and control food and labor costs. The point of sale system enhances restaurant-level marketing capabilities through a database that provides information on customers and their buying habits with respect to the Company's products. The Company anticipates that in 1997, polling capabilities will allow the Company to obtain current restaurant reporting information, thereby improving the speed, accuracy and efficiency of restaurant-level reporting. Pursuant to its franchise agreements, the Company is required to upgrade its point-of-sale systems to The Papa John's PROFIT SystemSM in all of the Company's restaurants by March 1998. All new restaurants are required to be opened with The Papa John's PROFIT SystemSM. This new system will, among other things, enable the Company and PJI to communicate with each other more effectively with respect to overall operations and delivery of food supplies.

  Reporting. Managers at restaurants prepare daily reports of sales, cash deposits and operating costs. Physical inventories of all food and beverage items are taken weekly. The Company's area supervisors prepare weekly profit and loss statements for each of the restaurants. The Company believes that the PROFIT SystemSM, when installed, will simplify and accelerate many of these reporting functions.

  Hours of Operation. The Company's restaurants are open seven days a week, typically from 11:00 a.m. to 12:00 midnight Sunday through Thursday, and from 11:00 a.m. to 1:30 a.m. on Friday and Saturday.

FRANCHISE AND DEVELOPMENT AGREEMENTS

  Franchise and Development Agreements. The Company has entered into development agreements with PJI for the right to construct one or more Papa John's restaurants pursuant to a development schedule within specified geographic areas. The Company's existing territories consist of Birmingham, Alabama and the surrounding area; Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas; and East Texas. In addition, the Company has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in three new territories: the California Counties; Vancouver, Canada and the surrounding area; and Puerto Rico.

  The Company has entered into two development agreements with respect to its Alabama territory. At the time of execution of the first Alabama development agreement, the Company paid a one-time non-refundable, development fee of $16,700 to PJI. Under the second Alabama development agreement and under the development agreement for its Texas territory, the Company paid a non-refundable fee of $3,500 for each of the restaurants covered by development agreements. Under the Virginia development agreement, the Company paid development fees of $84,000. With respect to the Company's California, Vancouver and Puerto Rico territories, the Company is required to pay a non-refundable development fee based on the number of restaurants to be covered by the development agreements.

  Generally, a franchise agreement is executed when the Company secures a restaurant location. Each per restaurant development fee is typically credited against PJI's franchise fee, which is payable to PJI upon signing the franchise agreement for a specific location. The franchise fees payable with respect to the Company's restaurants range between $10,000 and $18,500, depending upon the date of execution of the development agreement. With respect to the California Counties and the Vancouver and Puerto Rico territories, the Company expects to pay PJI's standard franchisee fee at the time the development agreement is entered into, which is currently $20,000.

  Under each of the Company's franchise agreements, the Company pays to PJI a royalty fee of 4% of sales. Under such agreements, PJI may increase the royalty fee to 5% of sales after the agreement has been in effect for between three to five years. In no event may the royalty fee be increased to an amount greater than the royalty fee then in effect for new PJI franchisees.

  The franchise agreements executed under the first Alabama development agreement provide for a term of five years. These franchise agreements renew automatically for an additional five-year term if the Company is in compliance with the franchise agreement and can secure the premises for such term. Furthermore, the franchises granted pursuant to this development agreement may be renewed for four additional five-year terms, provided that the Company meets certain conditions, including, but not limited to, agreeing to execute the form of PJI franchise agreement then being offered to new franchisees. The franchise agreements executed under the second Alabama development agreement and under the Virginia and Texas development agreements provide for an initial term of ten years and can be renewed for additional terms of five to ten years, subject to the same conditions as are contained in the franchise agreements described above.

  PJI's franchise agreements authorize the Company to use its trade names, trademarks and service marks with respect to specific Papa John's restaurants. PJI also provides general construction specifications, designs, color schemes, signs, equipment, preparation methods for food and beverages, marketing concepts, operations and financial control methods, management training, technical assistance and materials. Each franchise agreement prohibits the Company from transferring a franchise without the prior approval of PJI. PJI has the contractual right to terminate a franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or failure to adhere to PJI's policies and standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. See "Business--Government Regulation."

  The development agreements, and each of the franchise agreements, prohibit the Company, during the term of the agreements and for a two-year period following their termination or expiration from owning or operating any other pizza delivery or take-out restaurant within ten to fifty miles of the franchise granted or any other Papa John's franchise. In addition, the Company and its senior executive officers have agreed for a period of three years not to operate any restaurant concepts other than Papa John's without PJI's approval. Also, the Company's directors (other than Messrs. Sherman, Schnatter and Hart) have agreed not to be actively involved in the management of other restaurant concepts during such period without PJI's consent.

  Existing Territories. In order for the Company to maintain its development rights under the agreements relating to Birmingham, Alabama and the surrounding area; Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas; and East Texas, the Company is required to open an aggregate of two, nine and five stores during the remainder of fiscal 1996, and in fiscal 1997 and fiscal 1998, respectively. Once the Company completes this development schedule, it may open additional restaurants in these territories subject to PJI's consent.

  Franchise Restaurant Development. PJI assists the Company in selecting sites and developing restaurants. PJI provides the Company with the physical specifications for typical restaurants, both for free-standing restaurants and restaurants located in strip shopping centers. The Company procures virtually all of the design plans, counters and equipment for its restaurants from PJI at prices the Company believes are favorable. The Company is responsible for selecting the location for its restaurants but must obtain PJI's approval of each restaurant design and each location based on accessibility and visibility of the site and targeted demographic factors, including population, density, income, age and traffic. The Company is responsible for all costs and expenses incurred in locating, acquiring and developing restaurant sites.

  Franchise Training and Support. Each regional operations director and area supervisor must satisfactorily complete PJI's two-week training program and must also devote his or her full business time and efforts to the operation of the Company's restaurants. Each of the Company's restaurant managers report to an area supervisor and are also required to complete PJI's two-week training program. See "--Restaurant Operations--Training."

  Franchise Operations. All Company restaurants are required to operate their Papa John's restaurants in compliance with PJI's policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs. The Company has full discretion to determine the prices to be charged to its customers.

  Reporting. PJI collects weekly and monthly sales and other operating information from the Company. All of the Company's restaurants are equipped with point of sale technology and two restaurants are equipped with PJI's proprietary PROFIT SystemSM. The Company has agreements with PJI permitting PJI to electronically debit the Company's bank accounts for the payment of royalties, Marketing Fund contributions and purchases from PJI. This system significantly reduces the resources needed to process payables. In 1995, PJI implemented a requirement that new and existing franchisees purchase and install the PROFIT SystemSM in all of their restaurants. See "--Restaurant Operations--Point of Sale System."

COMPETITION

  The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Such competitors include a large number of national and regional restaurant chains, as well as local pizza restaurant operators. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are, or may be, located. Within the pizza segment of the restaurant industry, the Company believes that its primary competitors are the national pizza chains, including Pizza Hut, Domino's and Little Caesar's. A change in the pricing, marketing or promotional strategies or product mix of one or more of these competitors could have a material adverse impact on the Company's sales and earnings. In general, there is also active competition for management personnel and real estate sites suitable for Papa John's restaurants.

  The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and benefits costs and the lack of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

GOVERNMENT REGULATION

  The Company is subject to various Federal, state and local laws affecting its business. Each Papa John's restaurant is subject to licensing and regulation by a number of governmental authorities, which include health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. The Company is also subject to Federal and state environmental regulations, but these have not had a material effect on the Company's operations.

  The Company's relationship with PJI is governed by the laws of several states which regulate substantive aspects of the franchisor-franchisee relationship. Substantive state laws that regulate the franchisor-franchisee relationship presently exist or are being considered in a substantial number of states and bills have been introduced in Congress (one of which is now pending) which would provide for Federal regulation of substantive aspects of the franchisor-franchisee relationship. These current and proposed franchise relationship laws limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

  The Company's restaurant operations are also subject to Federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the Federal level, and the Federal government recently increased the Federal minimum wage. Significant numbers of hourly personnel at the Company's restaurants are paid at rates related to the Federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs at the Company's restaurants. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect the Company as well as the restaurant industry in general. The Company is also subject to the Americans With Disabilities Act of 1990, which, among other things, may require certain minor renovations to its restaurants to meet federally-mandated requirements. The cost of these renovations is not expected to be material to the Company.

  The Company has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the California Counties, Vancouver, Canada and the surrounding area, and Puerto Rico. The Company's ability to establish international operations is subject to various risks, including changing political and economic conditions, currency fluctuations, trade barriers, adverse tax consequences, and government regulations relating to, among other things, the preparation and sale of food, building and zoning requirements, wages, working conditions, and the Company's relationship with its employees. There can be no assurance that the Company will be successful in establishing its international operations or that such risks will not have a material adverse effect on the Company in the future.

TRADEMARKS

  The Company's rights to use PJI's trademarks and service marks are significant to the Company's business. PJI is the owner of the Federal registration of the trademark "Papa John's." PJI has also registered "Pizza Papa John's" and design as a trademark and a service mark. PJI owns Federal registrations for the marks "Pizza Papa John's Delivering the Perfect Pizza!" and design, "Call Your Papa" and "Perfect Pizza Perfect Price." PJI has applied for the registration of "Pizza Papa John's Better Ingredients, Better Pizza" and design, "Better Ingredients, Better Pizza," "Delivering the Perfect Pizza!," "We Deliver Perfection," "The Official Pizza of Summer," and "Pizza Papa John's Print Network" and design as trademarks and service marks. PJI is aware of the use by other persons in certain geographic areas of names and marks which are the same as or similar to the Company's marks. It is PJI's policy to pursue registration of its marks whenever possible and to vigorously oppose any infringement of its marks.

PROPERTIES

  All but one of the Company's restaurants are located in leased space. The initial terms of most of the Company's leases are three to five years and provide for one or more options to renew for at least one additional term. The Company's leases generally specify a fixed annual rent with fixed increases, or increases based on changes in the Consumer Price Index, at various intervals during the lease term. Generally, the leases are net leases which require the Company to pay all or a portion of the cost of insurance, maintenance and utilities.

  The Company leases approximately 6,000 square feet of corporate office space collectively in Alabama, Virginia and Kentucky.

EMPLOYEES

  At June 30, 1996, the Company had approximately 1,050 employees of which approximately 880 were restaurant employees, approximately 160 were restaurant management and supervisory personnel, and approximately 10 were corporate personnel. Most restaurant employees are paid on an hourly basis. None of the Company's employees is currently represented by a labor union, and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is good.

LITIGATION

  The Company is involved in lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these lawsuits and claims are uncertain, in the aggregate they will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND CERTAIN KEY EMPLOYEES

  The following table sets forth certain information concerning each of the Company's directors and executive officers and certain key employees:

              NAME          AGE          POSITION(S) WITH THE COMPANY
              ----          ---          ----------------------------
      Richard F. Sherman
       (1)(2)               52  Chairman of the Board
      Douglas S. Stephens   32  President, Chief Executive Officer and Director
      D. Ross Davison       34  Vice President--Chief Financial Officer and
                                Treasurer
      James S. Riekel       36  Vice President--Operations
      Robert W. Curtis      31  Senior Operations Director--Alabama
      Stephen M. Saunders   27  Operations Director--Virginia
      James C. Bradshaw     28  Operations Director--East Texas
      Michael M. Fleishman
       (1)                  52  Director
      Martin T. Hart
       (1)(2)               60  Director
      Frank O. Keener (2)   53  Director
      Stephen P. Langford
       (1)                  42  Director
      Charles W. Schnatter
       (2)                  33  Director

--------
(1) Member of the Compensation Committee of which Mr. Fleishman is Chairman.
(2) Member of the Audit Committee of which Mr. Hart is Chairman.

  Richard F. Sherman has served as a director of the Company since August 1996. Mr. Sherman has served as a director of Extra Cheese, Textra Cheese Corp., Twice the Cheese, Inc., PJVA, Inc. and PJV, Inc. since 1991, 1994, 1995, 1992 and 1993, respectively. Mr. Sherman is a private investor who has been a franchisee and a consultant to PJI since 1991. From 1993 to present, Mr. Sherman has been a director of PJI. From 1987 to 1991, Mr. Sherman was Chairman of the Board and President of Rally's Hamburgers, Inc. From 1984 to 1987, Mr. Sherman was President and a director of Church's Chicken, Inc. From 1971 to 1984, Mr. Sherman was Group Executive Vice President and director of Hardee's Food Systems, Inc. and its parent, Imasco USA, Inc. Mr. Sherman serves on the board of directors of Taco Cabana, Inc., Hartz Restaurants, Inc. and Reed's Jewelers, Inc.

  Douglas S. Stephens has served as a director and the President and Chief Executive Officer of the Company since August 1996. Mr. Stephens has served as a director and the President of Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc. since 1991, 1994 and 1995, respectively. From 1989 to 1991, Mr. Stephens was the Vice President of Information Systems for the Kentucky Lottery Corporation. From 1986 to 1989, Mr. Stephens was a systems consultant for Andersen Consulting, a division of Arthur Andersen, LLP, an international professional services firm.

  D. Ross Davison has served as Vice President--Chief Financial Officer and Treasurer of the Company since August 1996. From 1985 to 1996, Mr. Davison was with Arthur Andersen, LLP, an international professional services firm, and his most recent position was Senior Manager. From 1983 to 1985, Mr. Davison was with Cotton and Allen, P.S.C., a certified public accounting firm. Mr. Davison is a licensed Certified Public Accountant.

  James S. Riekel has served as Vice President--Operations of the Company since August 1996. Mr. Riekel has served as a Vice President of PJV, Inc. since 1993. From 1992 to 1993, Mr. Riekel was Operations Director of PJV, Inc. From 1983 to 1992, Mr. Riekel was with Domino's Pizza, Inc., where his most recent position was Regional Operations Director.

  Michael M. Fleishman has served as a director of the Company since August 1996. Mr. Fleishman has served as a director of Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc. since 1991, 1994 and 1995, respectively. Since 1970, Mr. Fleishman or his professional service corporation has been a member of the law firm of Greenebaum Doll & McDonald pllc. a law firm which provides legal services to the Company. Mr. Fleishman served as a director of Chi-Chi's, Inc., from 1983 to 1987. Mr. Fleishman also served as a director of Rally's Hamburgers, Inc. from 1988 through April 1996.

  Martin T. Hart has served as a director of the Company since August 1996. Mr. Hart has served as a director of PJVA, Inc. and PJV, Inc. since 1992 and 1993, respectively. Mr. Hart is a Denver-based private investor. Mr. Hart has been a Trustee of MassMutual Corporate Investors and MassMutual Participation Investors since 1991. Mr. Hart serves on the Board of Directors of Schuler Homes, Inc., Optical Securities Group, Inc., and PNB Financial Group (a bank holding company).

  Frank O. Keener has served as a director of the Company since August 1996. Mr. Keener has served as a director of Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc. since 1991, 1994 and 1995, respectively. Since 1993, Mr. Keener has served as Executive Vice President of First American National Bank, Nashville, Tennessee. From 1991 to 1993, Mr. Keener served as Senior Vice President of Dominion Banks. From 1989 to 1990, Mr. Keener was President and Chief Executive Officer of the Kentucky Lottery Corporation.

  Stephen P. Langford has served as a director of the Company since August 1996. Mr. Langford has served as a director of Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc. since 1991, 1994 and 1995, respectively. Mr. Langford has been involved in the television industry since 1979 and has been the General Sales Manager of WAVE TV, an NBC affiliate, since 1987. Mr. Langford currently serves on the Executive Board of the Sales Advisory Council of the Television Bureau of Advertising and as Chairman of the fifth district of the American Advertising Federation.

  Charles W. Schnatter has served as a director of the Company since August 1996. Mr. Schnatter has served as General Counsel and Secretary of PJI since 1991 and has been a director and a Senior Vice President of PJI since 1993. From 1988 to 1991, Mr. Schnatter was an attorney with Greenebaum Doll & McDonald pllc. Mr. Schnatter has been a franchisee of PJI since 1989.

  The Company's Certificate of Incorporation divides the Board of Directors into three classes, with regular three year staggered terms and initial terms of one, two and three years for each of Class I, Class II and Class III directors, respectively. Accordingly, Messrs. Langford and Schnatter will hold office until the annual meeting of stockholders to be held in 1997, Messrs. Fleishman and Hart will hold office until the 1998 annual meeting and Messrs. Keener, Sherman and Stephens will hold office until the 1999 annual meeting.

CERTAIN KEY EMPLOYEES

  Robert W. Curtis has served as Senior Operations Director--Alabama since January 1993. From May 1992 through December 1992, Mr. Curtis was a franchise consultant for PJI. From 1984 through 1992, Mr. Curtis was employed by Domino's Pizza, Inc., where his most recent position was area supervisor.

  Stephen M. Saunders has served as Operations Director--Virginia since 1995. From 1994 to 1995, Mr. Saunders was a supervisor for PJV, Inc., and from 1993 to 1994, Mr. Saunders was a restaurant manager for PJVA, Inc. From 1987 to 1993, Mr. Saunders was a restaurant manager at Domino's Pizza, Inc.

  James C. Bradshaw has served as Operations Director--East Texas since September 1994. From 1986 to 1994, Mr. Bradshaw was employed by Domino's Pizza, Inc., where his most recent position was area supervisor.

COMMITTEES OF THE BOARD OF DIRECTORS

  Compensation Committee. The members of the Compensation Committee are Messrs. Sherman, Fleishman, Hart and Langford, all of whom are non-employee directors. The Compensation Committee makes recommendations to the full Board of Directors concerning compensation and benefits for executive officers of the Company.

  Audit Committee. The members of the Audit Committee are Messrs. Sherman, Hart, Keener and Schnatter, all of whom are non-employee directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

COMPENSATION OF DIRECTORS

  Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and Committee meetings. Directors do not receive additional compensation for services rendered as a director.

NON-EMPLOYEE DIRECTORS 1996 STOCK INCENTIVE PLAN

  Directors not employed by the Company will receive options to purchase shares of Common Stock pursuant to the Non-Employee Directors 1996 Stock Incentive Plan (the "Directors Plan"). The Directors Plan provides for an initial grant of options to purchase shares of Common Stock as of the date of the offering (the "Initial Grant Date"). Each non-employee director will receive options to purchase 12,000 shares on the Initial Grant Date (the "Initial Grants"). Each new non-employee director will be granted options to purchase 12,000 shares of Common Stock on the date of his or her election. The Company will thereafter annually issue, beginning on the first anniversary of the Initial Grant Date, to each of the Company's non-employee directors, options to purchase 4,000 shares of Common Stock. Initial grants of options to purchase Common Stock will be at an exercise price equal to the initial public offering price. Thereafter, all options will be granted at the fair market value of the Common Stock on the date of grant. A total of 160,000 shares are reserved for issuance under the Directors Plan. All options granted under the Directors Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant.

COMPENSATION OF EXECUTIVE OFFICERS

  The Company was organized in August 1996, and its operations since that time have related primarily to its formation and to the Reorganization. During 1995, Messrs. Stephens and Riekel earned annual salaries of $72,000 and $50,000, respectively, and each of their performance bonuses were $36,000 and $40,000, respectively. During 1996, Messrs. Stephens, Davison and Riekel will earn annual salaries of $80,000, $75,000 and $60,000, respectively, exclusive of performance bonuses which will not exceed 60% of their respective base salaries.

  In June 1996, Extra Cheese and Ross Davison entered into an employment agreement (the "Employment Agreement") pursuant to which Mr. Davison serves as Vice President, Chief Financial Officer and Treasurer for a term of two years at an annual salary of not less than $75,000. Mr. Davison is eligible to participate in the Company's bonus plan and the 1996 Stock Ownership Incentive Plan, and he is guaranteed a bonus of at least $15,000 during his first twelve months of employment. Pursuant to the terms and conditions of the Employment Agreement, Mr. Davison will be granted options to purchase 27,500 shares of the Company's Common Stock at the initial public offering price (the "Initial Option"). The Initial Option shall vest in the event of a change in control of the Company, or upon his death or disability.

EMPLOYEE AWARDS GRANTED

  Pursuant to the Company's 1996 Stock Ownership Incentive Plan (the "1996 Plan"), certain executive officers of the Company will receive options upon completion of this offering. Mr. Stephens, Chief Executive Officer, President and Director, will be granted options to purchase 62,500 shares of Common Stock, Mr. Davison, Vice President--Chief Financial Officer and Treasurer, will receive options to purchase 27,500 shares of Common Stock, and Mr. Riekel, Vice President--Operations, will receive options to purchase 20,000 shares of Common Stock. All options to purchase Common Stock under the 1996 Plan will be granted at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The initial grants of options to purchase shares of Common Stock will be granted at an exercise price equal to the initial public offering price and will become exercisable in four equal annual installments, beginning on the first anniversary of the grant date.

1996 STOCK OWNERSHIP INCENTIVE PLAN

  The 1996 Plan provides for the granting of any of the following awards ("Employee Awards") to eligible employees of the Company and its subsidiaries:
(i) stock options which do not constitute "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended ("non-qualified stock options"); (ii) incentive stock options; (iii) restricted shares; and (iv) performance units. The 1996 Plan is intended to provide incentives and rewards for employees to support the implementation of the Company's business plan and to associate the interests of employees with those of the Company's stockholders.

  The 1996 Plan will be administered by a committee composed of two or more directors or the entire Board (the "Committee"). In administering the 1996 Plan, the Committee will determine, among other things: (i) individuals to whom grants of Employee Awards will be made; (ii) the type and size of Employee Awards; (iii) the terms of an Employee Award including, but not limited to, a vesting schedule, exercise price, restriction or performance criteria; and (iv) the length of any relevant performance, restriction or option period. The Committee may also construe, interpret and correct defects, omissions and inconsistencies in the 1996 Plan.

  The Common Stock subject to the 1996 Plan will be authorized but unissued shares or previously acquired shares. The 1996 Plan provides that 600,000 shares of Common Stock will be available for grant of Employee Awards, and the total number of shares of Common Stock with respect to which stock options may be granted to any individual over the term of the 1996 Plan may not exceed 40% of the total shares authorized for the 1996 Plan. The total number of shares of Common Stock available for awards of restricted stock is 20% of the total shares authorized under the 1996 Plan. Pursuant to the 1996 Plan, the number and kind of shares to which Employee Awards are subject may be appropriately adjusted in the event of certain changes in capitalization of the Company, including stock dividends and splits, reclassification, recapitalization, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchange of shares, and certain distributions and repurchases of shares.

  Stock Options. The Committee may grant stock options to eligible individuals in the form of an incentive stock option or a non-qualified stock option. The exercise period for any stock option will be determined by the Committee at the time of grant, but may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a "Ten-Percent Stockholder" as defined in the 1996 Plan). The exercise price per share of Common Stock covered by a stock option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant (110% in the case of an incentive stock option granted to a Ten-Percent Stockholder). The exercise price is payable, at the Committee's discretion, in cash, in shares of already owned Common Stock, any combination of cash and shares, or such other consideration as the Board of Directors deems reasonable. Stock options will become exercisable in installments as determined by the Committee and as set forth in the optionee's option agreement. Each option grant may be exercised in whole, at any time, or in part, from time to time, after the option becomes exercisable.

  If a participant's employment terminates for any reason other than for cause, unless the Committee in its sole discretion determines otherwise, outstanding stock options, to the extent they are then exercisable, may be exercised within 90 days after the date of termination (but in no event beyond the stated term of the option); provided, however, Mr. Davison's options will automatically vest in full and be exercisable at any time within one year following the date of his death or disability (but in no event beyond the stated term of his option). In the event of termination for cause, all options, whether or not exercisable, will terminate.

  Restricted Stock. Subject to the limitations of the 1996 Plan, the Committee may grant restricted stock to eligible individuals. Restricted stock awards are shares of Common Stock that are subject to restrictions on transfer or other incidents of ownership where the restrictions lapse based solely on continued employment with the Company for specified periods or based upon the attainment of specified performance standards in either case, as the Committee may determine. The Committee will determine all terms and conditions pursuant to which restrictions upon restricted stock will lapse. At the discretion of the Committee, certificates representing shares of restricted stock will be deposited with the Company until the restriction period ends. Grantees of restricted stock will have all the rights of a stockholder with respect to the restricted stock and may receive dividends, unless the Committee determines otherwise. Dividends may, at the discretion of the Committee, be deferred until the restriction period ends and may bear interest if the Committee so determines.

  If a grantee's employment terminates by reason of death or disability prior to the expiration of the restriction period applicable to any restricted shares then held by the grantee, all restrictions pertaining to such shares immediately lapse. Upon termination for any other reason, all restricted shares are forfeited.

  Performance Units. The Committee may grant performance units to eligible individuals. Each performance unit will specify the performance goals, the performance period and the number of performance units granted. The performance period will be not less than one year, nor more than five years, as determined by the Committee. Performance goals are those objectives established by the Committee which may be expressed in terms of earnings per share, price of the Common Stock, pre-tax profit, net earnings, return on equity or assets, revenues or any combination of the above. Performance goals may relate to the performance of the Company, a subsidiary, a division or other operating unit of the Company. Performance goals may be established as a range of goals if the Committee so desires.

  If the Committee determines that the performance goals have been met, the grantee will be entitled to the appropriate payment with respect thereto. At the option of the Committee, payment may be made solely in shares of Common Stock, solely in cash, or a combination of cash and shares of Common Stock.

  Change in Control. Generally, in the event of a "change in control" (as defined in the 1996 Plan) of the Company, all outstanding stock options become fully vested and immediately exercisable in their entirety. In addition, if provided in an optionee's agreement, the optionee will be permitted to sell the option to the Company generally for an amount equal to the excess of (x) the fair market value over (y) the per share exercise price for such shares under the stock option. In addition, all restrictions on restricted stock lapse upon a change in control and outstanding performance units become fully vested and payable in an amount equal to the greater of: (i) the maximum amount payable under the performance unit multiplied by a percentage equal to the percentage that would have been earned assuming the rate at which the performance goals have been achieved as of the date of the change in control would have continued until the end of the performance cycle; or (ii) the maximum amount payable multiplied by the percentage of the performance cycle completed at the time of the change in control.

  Amendments and Termination. The Board may at any time terminate and, from time to time, may amend or modify the 1996 Plan; provided, however, that no amendment may impair the rights of a participant with respect to outstanding Employee Awards without the participant's consent. Any such action of the Board may be taken without the approval of the Company's stockholders, but only to the extent that such stockholder approval is not required by applicable law or regulation. The 1996 Plan will terminate ten years from its effective date.

                             CERTAIN TRANSACTIONS

REORGANIZATION

  Merger. The Company was formed to acquire the business and operations of the Predecessor Companies in the Reorganization, which will occur on or before the closing of this offering. Pursuant to an Agreement dated June 10, 1996 as amended July 10, 1996, and a Plan of Merger (the "Reorganization"), the stockholders of the Predecessor Companies will receive shares of Common Stock of the Company in the proportion determined by the respective boards of directors of each of the Predecessor Companies through arm's length negotiations. The factors considered by each of the Predecessor Companies in determining the exchange ratio included revenues, financial condition and results of operations, and past and projected earnings for each Predecessor Company. An aggregate of 3,000,000 shares of Common Stock will be issued to the stockholders of the Predecessor Companies in the Reorganization. See "The Reorganization."

  The consummation of the Reorganization is subject to customary conditions. These conditions include, among others, the continuing accuracy of the representations and warranties of the stockholders of the Predecessor Companies on or before the closing of this offering and the performance by the Predecessor Companies of all covenants included in the agreements relating to the Reorganization.

  Indemnification Agreement. The Predecessor Companies and each of their stockholders entered into an Indemnification Agreement (the "Indemnification Agreement") pursuant to which the stockholders of the Predecessor Companies have made customary representations and warranties to the Company with respect to the business, assets, financial condition and operations of the Predecessor Companies. In addition, the stockholders of the Predecessor Companies have indemnified the Company for a period of 18 months from the closing of this offering against breaches of such representations and warranties as well as other breaches of the Indemnification Agreement, or breaches of the June 10, 1996 Agreement (as amended July 10, 1996) or the Plan of Merger. The stockholders of the Predecessor Companies have established an escrow account in support of such indemnities, which will be funded with an aggregate of $100,000 in cash and 300,000 shares of Common Stock received in the Reorganization. In general, the Indemnification Agreement provides the sole remedy for claims brought in connection with the Reorganization, and the aggregate amount of the claims is limited to the cash and shares deposited in the escrow account.

  Undistributed S Corporation Earnings. Following the closing of this offering, the Company will make distributions to stockholders of the Predecessor Companies, which includes certain officers, directors and 5% stockholders of the Company, in the aggregate amount of approximately $2.2 million with respect to Undistributed S Corporation Earnings. Such distributions will be paid from a portion of the net proceeds of this offering. See "Prior S Corporation Status of Predecessor Companies."

  Stockholder Loans. From time to time prior to the Reorganization, Michael M. Fleishman, Frank O. Keener, Stephen P. Langford, Richard F. Sherman, Douglas
S. Stephens, Jack A. Laughery, Martin T. Hart and Michael J. Grisanti, who were all stockholders of certain Predecessor Companies, and who are officers, directors and/or 5% stockholders of the Company, have advanced funds to the Predecessor Companies. Such stockholder loans will be repaid with a portion of the proceeds of this offering. At June 30, 1996, the Predecessor Companies had obligations to the following persons in the following amounts: Messrs. Fleishman, $141,541; Keener, $147,911; Langford, $138,258; Sherman, $327,194;
Stephens, $138,944; Laughery, $188,250; Hart, $188,250; Grisanti, $188,250;
Curtis, $3,108; and Owens, $3,108. These loans will continue to accrue interest at a rate of 7% per annum through the date of repayment. The Company made interest payments of $9,000, $132,000 and $58,000 on the above indebtednesses in 1993, 1994 and 1995, respectively.

  Registration Rights Agreement. The Company has granted certain registration rights to the stockholders of the Predecessor Companies, who received shares of Common Stock of the Company in connection with the Reorganization. The Company also has granted certain registration rights to PJI in connection with the warrant to be issued to PJI to purchase 225,000 shares of Common Stock. See "Description of Capital Stock--Registration Rights Agreement."

  Guarantees. From time to time, Extra Cheese, PJV, Inc. and PJVA, Inc. have borrowed funds from banks. These borrowings, which were guaranteed by the stockholders of Extra Cheese and PJVA, Inc. based on their proportionate ownership in each company, totaled $2,208,571 at June 30, 1996. Such guarantees will be released in connection with the repayment of the outstanding loans with a portion of the proceeds of this offering. The stockholders of Extra Cheese and PJVA, Inc. include the following officers, directors and/or 5% stockholders of the Company: Messrs. Fleishman, Grisanti, Hart, Keener, Langford, Laughery, Sherman and Stephens.

  PJI Warrant. In connection with the Company's initial public offering, the Company issued a warrant to PJI to purchase 225,000 shares of Common Stock. The purchase price for each share of Common Stock will be the lesser of $1.00 below the initial public offering price per share or 90.0% of the initial public offering price per share. The warrant was issued in consideration for, among other things, the rights to enter into development agreements for the California Counties; Vancouver, Canada and the surrounding area; and Puerto Rico; as well as PJI's $3,000 per market transfer fee with respect to the restaurants acquired in the Reorganization as well as any other Papa John's restaurants acquired by the Company within twelve months from the closing of this offering. The Company expects to pay all standard development and franchise fees in connection with opening restaurants in these territories. The warrant will be exercisable in whole or in part at any time within five years from the closing date of this offering. In addition, the warrant will be transferable subject to applicable securities laws restrictions.

  Consulting Fees. In connection with the Company's initial public offering, Messrs. Sherman, Hart and Fleishman, and Jason T. Fleishman (Mr. Fleishman's son) and Judy H. Keener (Mr. Keener's wife) will receive $78,750, $56,250, $51,500, $38,500 and $35,000, respectively, for consulting services provided with respect to the structuring, organization and implementation of the offering. Such payments will be made from a portion of the proceeds of the offering.

OTHER TRANSACTIONS AND AGREEMENTS.

  Utah Option Agreement. PJ Utah, LLC holds the development and franchise rights for Papa John's restaurants in Utah. The Company and PJ Utah, LLC have entered into an option agreement granting the Company the option to acquire for cash the operations and development rights for the franchised Papa John's restaurants in Utah. The option is exercisable at any time during 1998. The purchase price of the option is equal to the aggregate amount invested in the Papa John's restaurants, operations (including operating losses, if any) and related matters in Utah by PJ Utah, LLC, including interest paid to a third party and/or its members on any loans, an imputed yield on all equity invested in PJ Utah, LLC equal to the "prime rate," as published in The Wall Street Journal, plus $10,000 for each store that is open at the time the option is exercised. The option expires on December 31, 1998. The Company expects, but is not obligated, to exercise such option in 1998. PJ Utah, LLC is owned by the following officers, directors and/or 5% stockholders of the Company:
Messrs. Davison (2.0%), Fleishman (11.5%), Grisanti (7.75%), Hart (7.75%), Keener (16.75%), Langford (9.25%), Laughery (10.25%), Riekel (2.0%), Sherman (19.5%) and Stephens (9.25%).

  In connection with the option agreement, the Company will provide operational supervision and managerial services (e.g., payroll, accounting, tax, human resources and other administrative services) to PJ Utah, LLC on a fee for service basis. The cost to PJ Utah, LLC for such services is $20,000 per month. The Predecessor Companies began providing such services on August 1, 1996 and expect to continue to provide such services through December 31, 1998. The Company believes these fees are comparable to fees that would be charged by unaffiliated third parties for comparable services.

  Right of First Refusal; Management Services (Iowa markets). PJIowa, LC holds the Papa John's development and franchise rights for Papa John's restaurants in Iowa, including the Moline and Rock Island, Illinois areas, but excluding the Council Bluffs area. The Company has obtained a right of first refusal to acquire such franchise and development rights; however, there is no agreement or understanding between the Company and PJIowa, LC or its stockholders for the Company to acquire such entity or any of its assets. PJIowa, LC is owned in part by the following officers, directors and/or 5% stockholders of the
Company: Messrs. Riekel (2.5%), Sherman (21.0%), Laughery (21.0%), Hart (18.0%) and Grisanti (18.0%). The right of first refusal expires in August 2001. The Company provides operational supervision, managerial and administrative services to PJIowa, LC at a cost of approximately $5,000 per month depending on the services rendered.

  Right of First Refusal; Management Services (Louisiana markets). PJ Louisiana, Inc. holds the Papa John's development and franchise rights for Baton Rouge, Lafayette and Lake Charles, Louisiana and the surrounding areas. The Company has obtained a right of first refusal to acquire such franchise and development rights; however, there is no agreement or understanding between the Company and PJ Louisiana, Inc. or its stockholders for the Company to acquire such entity or any of its assets. PJ Louisiana, Inc. is owned in part by Messrs. Keener (18.525%), Fleishman (18.525%), Langford (18.525%), Sherman (18.525%), Stephens (18.525%) and Curtis (2.375%). The right of first refusal expires in August 2001. The Company provides operational supervision, managerial and administrative services to PJ Louisiana, Inc. at a cost of approximately $5,000 per month depending on the services rendered.

  Waiver of Right of First Refusal and Transfer Fees. PJI has waived its franchisor right of first refusal on all of the entities included in this offering. In addition to PJI's waiver of its right of first refusal with regard to the Company's acquisition of the Iowa and Louisiana markets described above, PJI has also waived its right of first refusal with respect to certain markets in Michigan, Ohio and South Carolina, the franchise and development rights of which are also owned by affiliated franchisees. If the Company does not exercise its right of first refusal, PJI would still have such right. In addition, PJI has waived its $3,000 per restaurant transfer fee with respect to the 42 restaurants acquired in the Reorganization as well as any other Papa John's restaurants acquired by the Company within twelve months from the closing of this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth at July 31, 1996 certain information with respect to beneficial ownership of the Common Stock (assuming completion of the Reorganization) by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director and executive officer of the Company; (iii) each Selling Stockholder; and (iv) all directors and executive officers of the Company as a group.

                                  SHARES
                               BENEFICIALLY
                              OWNED PRIOR TO                SHARES BENEFICIALLY
                                    THE                       OWNED AFTER THE
                                OFFERING(1)    SHARES TO BE      OFFERING
                             -----------------   SOLD IN    -----------------------
   NAME AND ADDRESS           NUMBER   PERCENT   OFFERING     NUMBER     PERCENT
   ----------------          --------- ------- ------------ ------------ ----------
   D. Ross Davison.........      *        *         *            *           *
   Michael M.
   Fleishman(2)(3).........    356,430  11.9%     24,900         331,530      7.2%
   Michael J.
   Grisanti(2)(4)..........    248,713   8.3      17,100         231,613      5.0
   Martin T. Hart(2)(5)....    248,711   8.3      17,100         231,611      5.0
   Frank O. Keener(2)(4)...    522,603  17.4      36,000         486,603     10.5
   Stephen P.
   Langford(2)(4)..........    292,464   9.7      20,200         272,264      5.9
   Jack A. Laughery(2)(6)..    324,080  10.8      22,300         301,780      6.5
   James S. Riekel(4)......     60,294   2.0         --           60,294      1.3
   Charles W. Schnatter(7).      *        *          --          *           *
   Richard F.
   Sherman(2)(8)...........    616,551  20.6      42,400         574,151     12.4
   Douglas S. Stephens(4)..    292,464   9.7         --          292,464      6.3
   All executive officers
    and directors as a
    group (nine persons)...  2,389,517  79.7%    180,000       2,248,917     48.7%

--------
  *Less than one percent
(1) In accordance with Securities and Exchange Commission rules, a person is deemed to have beneficial ownership of any securities as to which such person, directly or indirectly, has or shares voting power or investment power and of any securities with respect to which such person has the right to acquire such voting or investment power within 60 days. Except as otherwise noted in the accompanying footnotes, the named persons have sole voting and investment power.

(2) The Company and the Selling Stockholders have granted the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase an aggregate of 270,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. See "Underwriting." If the Underwriters exercise the option in full, the following persons will sell that number of shares set forth next to each persons name: Messrs. Fleishman (18,600), Grisanti (12,900), Hart (12,900), Keener (27,000),
    Langford (15,100), Laughery (16,700) and Sherman (31,800); and the Company will sell an additional 135,000 shares, resulting in Messrs. Fleishman owning 312,930 shares (6.7%), Grisanti owning 218,713 shares (4.6%), Hart owning 218,711 shares (4.6%), Keener owning 459,603 shares (9.7%), Langford owning 257,164 shares (5.4%), Laughery owning 285,080 shares (6.0%) and Sherman owning 542,351 shares (11.4%) and all executive officers and directors as a group owning 2,143,517 shares (45.1%) after the closing of the offering.

(3) Includes 20,000 shares held by his wife, and 3,000 shares held by his wife as custodian for their minor child. The address for Mr. Fleishman is 3300 National City Tower, Louisville, Kentucky 40202-3197.

(4) The address for Messrs. Grisanti, Keener, Langford, Riekel and Stephens is 9109 Parkway East, Birmingham, Alabama 35206.

(5) Includes an aggregate of 160,880 shares held by family members. The address for Mr. Hart is 875 Race Street, Denver, CO 80206.

(6) The address for Mr. Laughery is 800 Tiffany Blvd., Suite 305, Rocky Mount, North Carolina 27804.

(7) The address for Mr. Schnatter is 11492 Bluegrass Parkway, Suite 175, Louisville, Kentucky 40299.

(8) Includes 418,327 shares held by Mr. Sherman, as trustee of the Richard Sherman trust, and 72,352 shares held by his family members. The address for Mr. Sherman and the Trust is 202 Schooner Lane, Duck Key, FL 33050.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Certificate of Incorporation provides that the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. Upon completion of this offering, 4,620,000 shares of Common Stock will be issued and outstanding (4,755,000 shares if the Underwriters' over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to the requirements (including preferential rights) of any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock.

  National City Bank will act as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN CORPORATE GOVERNANCE MATTERS

  The Company's Certificate of Incorporation and the By-laws provide that the Board will be divided into three classes. Following completion of this offering, there will be seven directors. Two classes of directors will consist of two directors each and one class will consist of three directors, with the term of office of the first class to expire at the 1997 annual meeting of stockholders, the term of office of the second class to expire at the 1998 annual meeting of stockholders, and the term of office of the third class to expire at the 1999 annual meeting of stockholders. At each succeeding annual meeting of stockholders, directors will be elected to a three-year term of office.

  The Company's Certificate of Incorporation and the By-laws provide that: (i) the number of directors of the Company will be fixed by resolution of the Board, but in no event will be less than three nor more than 15 directors;
(ii) the directors of the Company in office from time to time will fill any vacancy or newly created directorship on the Board, with any new director to serve in the class of directors to which he or she is so elected; (iii) directors of the Company may be removed only for cause by the holders of at least a majority of the Company's voting stock; (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; and (v) except as described below, special meetings of stockholders may be called only by the Chairman of the Board, the President of the Company or by a majority of the total number of directors of the Company and the business permitted to be conducted at any such meeting is limited to that stated in the notice of the special meeting. The By-laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not fewer than 60 days nor more than 90 days in advance of the annual meeting of stockholders; provided, however, if the date of the meeting is not furnished to stockholders in a notice, or is not publicly disclosed by the Company, more than 70 days prior to the meeting, notice by the stockholder, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  The By-laws also provide that stockholders desiring to nominate persons for election as directors must make their nominations in writing to the President of the Company not fewer than 60 days nor more than 90 days prior to the scheduled date for the annual meeting; provided, however, if fewer than 70 days notice or prior public disclosure of the scheduled date for the annual meeting is given or made, notice by the stockholders, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Under applicable provisions of the Delaware General Corporation Law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Certificate of Incorporation and By-laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 85% of the Company's voting stock, voting together as a single class.

  The foregoing provisions of the Certificate of Incorporation and By-laws may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification (as required by Section 203) of a transaction which is one of certain extraordinary transactions involving the corporation, is with or by a person who either has not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and is approved or not opposed by a majority of the board of directors then in office.

REGISTRATION RIGHTS AGREEMENTS

  The Company has granted certain registration rights to the stockholders of the Predecessor Companies who will hold 2,820,000 shares of Common Stock of the Company, and to PJI with respect to the 225,000 shares of Common Stock covered by the warrant issued to PJI, for the registration of shares of Common Stock owned by such stockholders in a registration statement filed by the Company under the Securities Act of 1933. These stockholders received shares of the Company in connection with the Reorganization. The Company will pay the fees and expenses of the registrations, while such stockholders and PJI will pay all underwriting discounts and commissions. These registration rights expire five years from the completion of this offering and are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by such stockholders and PJI included in such registration.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 4,620,000 shares of Common Stock (4,755,000 shares if the Underwriters' over-allotment option is exercised in full). The 1,800,000 shares sold in this offering (2,070,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 2,820,000 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. The Company, its directors and executive officers, the stockholders of the Predecessor Companies and PJI have agreed that they will not sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for shares issued (i) in connection with acquisitions and
(iii) pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan.

  In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least two years is entitled to sell within any three month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding shares of the Common Stock, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the holding period to sell shares of Common Stock. A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least three years, would be entitled to sell such shares without regard to the volume limitations described above.

  The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities," subject to the volume limitations described above, after one year rather than two years (and two years rather than three years for "non-affiliates" under Rule 144(k) without regard to the volume limitations described above). If such proposed amendment is adopted, restricted securities would become freely tradable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

  After completion of this offering, certain stockholders will be entitled to certain rights with respect to the registration of 2,820,000 shares of Common Stock for sale under the Securities Act. Also, PJI will have certain rights with respect to the registration of the 225,000 shares of Common Stock covered by the warrant to be issued to PJI upon the closing of this offering. See "Description of Capital Stock--Registration Rights Agreement."

                                 UNDERWRITING

  The underwriters named below, represented by Montgomery Securities and Alex. Brown & Sons Incorporated (the "Representatives") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Montgomery Securities...........................................
      Alex. Brown & Sons Incorporated.................................
                                                                       ---------
          Total....................................................... 1,800,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $
per share, and the Underwriters may allow to selected dealers, and such
dealers may reallow, a concession of not more than $    per share to certain
other dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 270,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 1,800,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

  Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price was determined by negotiations among the Representatives, the Company and the Selling Stockholders. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.

  The stockholders of the Predecessor Companies, the executive officers and directors of the Company and PJI have agreed that, for a period of 180 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of their Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except for shares issued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan.

  At the request of the Company, up to approximately 132,000 shares of Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of the Company, PJI and other entities with whom directors and stockholders of the Company are affiliated, and members of their families. The price of such shares to such persons will be the initial public offering price set forth on the cover of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered hereby at the initial public offering price set forth on the cover of this Prospectus.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky, and for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Mr. Fleishman, whose professional service corporation is a member of Greenebaum Doll & McDonald PLLC, is a director of the Company and beneficially owns 356,430 shares of Common Stock of the Company. Greenebaum Doll & McDonald pllc performs legal services from time to time for PJI.

                                    EXPERTS

  The balance sheet of PJ America, Inc. as of August 31, 1996, and the separate combined financial statements of Extra Cheese, Textra Cheese Corp. and Twice the Cheese, Inc. (the Alabama Group) and PJVA, Inc. and PJV, Inc. (the Virginia Group) at December 25, 1994, December 31, 1995 and June 30, 1996, and for the years ended December 26, 1993, December 25, 1994, December 31, 1995 and the 26 weeks ended June 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Electronic Data Gathering, Analysis and Retrieval system with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-1 (the "Registration Statement," which includes all amendments, exhibits and schedules thereto), pursuant to the

Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder, with respect to this offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the SEC, and to which reference is hereby made.

  As a result of this offering, the Company will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will be required to file proxy statements, reports and other information with the SEC. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the SEC, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 205498, at prescribed rates. Such filings may also be obtained from the SEC through the Internet at http://www.sec.gov.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                               ----------------

  PJI IS NOT IN ANY WAY PARTICIPATING IN, APPROVING OR ENDORSING THIS OFFERING OF SECURITIES, OR ANY REPRESENTATIONS MADE IN CONNECTION WITH THE OFFERING. THE GRANT BY PJI OF ANY FRANCHISE OR OTHER RIGHTS TO THE COMPANY IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL, ENDORSEMENT OR ADOPTION OF ANY STATEMENT REGARDING ACTUAL OR PROJECTED FINANCIAL OR OTHER PERFORMANCE WHICH MAY BE CONTAINED IN THE PROSPECTUS. EXCEPT AS INDICATED IN THE PROSPECTUS, ALL INFORMATION CONTAINED IN THIS PROSPECTUS HAS BEEN PREPARED BY, AND IS THE SOLE RESPONSIBILITY OF, THE COMPANY.

  ANY REVIEW BY PJI OF THE PROSPECTUS OR THE INFORMATION INCLUDED IN THE REGISTRATION STATEMENT HAS BEEN CONDUCTED SOLELY FOR THE BENEFIT OF PJI TO DETERMINE CONFORMANCE WITH PJI'S INTERNAL POLICIES, AND NOT TO BENEFIT OR PROTECT ANY OTHER PERSON. NO INVESTOR SHOULD INTERPRET SUCH REVIEW BY PJI AND DISPLAY OF ANY PJI LOGOS, TRADEMARKS OR SERVICEMARKS HEREIN AS AN APPROVAL, ENDORSEMENT, ACCEPTANCE OR ADOPTION OF ANY REPRESENTATION, WARRANTY, STATEMENT OR PROJECTION CONTAINED IN THE MATERIALS REVIEWED.

  THE ENFORCEMENT OR WAIVER OF ANY OBLIGATION OF THE COMPANY UNDER ANY AGREEMENT BETWEEN THE COMPANY OR ITS AFFILIATES AND PJI OR PJI'S AFFILIATES IS A MATTER OF PJI OR PJI'S AFFILIATES' SOLE DISCRETION. EXCEPT AS SET FORTH IN THIS PROSPECTUS, NO INVESTOR SHOULD RELY ON ANY REPRESENTATION, ASSUMPTION OR BELIEF THAT PJI OR PJI'S AFFILIATES WILL WAIVE ITS RIGHTS OR ENFORCE OR WAIVE PARTICULAR OBLIGATIONS OF THE COMPANY UNDER SUCH AGREEMENTS.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
PJ AMERICA, INC.
  Report of Independent Auditors.........................................  F-2
  Balance Sheet..........................................................  F-3
  Notes to Balance Sheet.................................................  F-4
EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.
 (ALABAMA GROUP)
  Report of Independent Auditors.........................................  F-5
  Combined Balance Sheets................................................  F-6
  Combined Statements of Income..........................................  F-7
  Combined Statements of Changes in Stockholders' Equity.................  F-8
  Combined Statements of Cash Flows......................................  F-9
  Notes to Combined Financial Statements................................. F-10
PJVA, INC. AND PJV, INC. (VIRGINIA GROUP)
  Report of Independent Auditors......................................... F-14
  Combined Balance Sheets................................................ F-15
  Combined Statements of Income.......................................... F-16
  Combined Statements of Changes in Stockholders' Equity................. F-17
  Combined Statements of Cash Flows...................................... F-18
  Notes to Combined Financial Statements................................. F-19

                      REPORT OF INDEPENDENT AUDITORS

To PJ America, Inc.

  We have audited the accompanying balance sheet of PJ America, Inc. as of August 31, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of PJ America, Inc. as of August 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Louisville, Kentucky

October 1, 1996

                             PJ AMERICA, INC.

                               BALANCE SHEET

                              AUGUST 31, 1996

ASSETS
Cash.................................................................... $11,791
Deferred offerings costs................................................   8,209
                                                                         -------
Total assets............................................................ $20,000
                                                                         =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Advance from related party............................................ $20,000
                                                                         -------
Total liabilities.......................................................  20,000
Stockholders' equity:
  Preferred stock ($1.00 par value per share;
   authorized 1,000,000 shares, no shares issued).......................     --
  Common stock ($.01 par value per share;
   authorized 20,000,000 shares, no shares issued)......................     --
                                                                         -------
Total stockholders' equity..............................................     --
                                                                         -------
Total liabilities and stockholders' equity.............................. $20,000
                                                                         =======

                          See accompanying notes.

                             PJ AMERICA, INC.

                          NOTES TO BALANCE SHEET

                             AUGUST 31, 1996

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

  PJ America, Inc. (PJA) was formed in August 1996 to succeed to the business of Extra Cheese, Inc., Textra Cheese Corp. and Twice the Cheese, Inc. (the Alabama Group) and PJVA, Inc. and PJV, Inc. (the Virginia Group). The Alabama Group and the Virginia Group are collectively referred to as the Predecessor Companies. The Predecessor Companies operate 42 Papa John's Pizza delivery and carry-out restaurants principally in Alabama and Virginia. The Predecessor Companies and their shareholders have entered into an agreement to be merged into PJA concurrent with the consummation of an initial public offering (IPO) of the common stock of PJA.

BASIS OF PRESENTATION

  PJA's assets at August 31, 1996 consist solely of cash and deferred offering costs. PJA has not conducted any operations and all activities to date have related to the IPO and the anticipated merger with the Predecessor Companies. A non-interest bearing advance of $20,000 was received from Extra Cheese, Inc. to provide PJA working capital. Other than a filing fee paid to the Securities and Exchange Commission by PJA, all expenditures related to the IPO have been funded and recorded by Extra Cheese, Inc. Accordingly, statements of operations, changes in stockholders' equity and cash flows would not provide meaningful information and have been omitted. There is no assurance that the anticipated IPO will be completed which would allow PJA to generate future operating revenues and repay the advance to Extra Cheese, Inc.

2. REGISTRATION STATEMENT FILING

  On August 30, 1996, PJA filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the initial public offering of its common stock.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Extra Cheese, Inc., Textra Cheese Corp. and Twice the Cheese, Inc.

  We have audited the accompanying combined balance sheets of Extra Cheese, Inc., Textra Cheese Corp. and Twice the Cheese, Inc. as of December 25, 1994, December 31, 1995 and June 30, 1996, and the related combined statements of income, changes in stockholders' equity, and cash flows for the years ended December 26, 1993, December 25, 1994 and December 31, 1995, and the 26 weeks ended June 30, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Extra Cheese, Inc., Textra Cheese Corp. and Twice the Cheese, Inc. as of December 25, 1994, December 31, 1995, and June 30, 1996, and the combined results of their operations and their cash flows for the years ended December 26, 1993, December 25, 1994 and December 31, 1995 and the 26 weeks ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                 Ernst & Young LLP

Louisville, Kentucky
August 2, 1996

       EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

                            COMBINED BALANCE SHEETS

                                           DECEMBER 25, DECEMBER 31,  JUNE 30,
                                               1994         1995        1996
                                           ------------ ------------ ----------
                 ASSETS
                 ------
Current assets:
  Cash...................................   $  155,293   $  224,379  $  309,603
  Accounts receivable....................       14,141       24,010      50,718
  Inventories............................       58,345       58,288      73,973
  Advances to related parties............          --       132,725         --
  Prepaid expenses and other.............        7,490        5,183      37,326
                                            ----------   ----------  ----------
    Total current assets.................      235,269      444,585     471,620
Net property and equipment...............    1,288,777    1,820,828   1,847,665
Deferred franchise and development costs,
 net of accumulated amortization of
 $7,415 in 1994, $17,424 in 1995 and
 $24,402 in 1996.........................      131,056      225,194     249,442
                                            ----------   ----------  ----------
    Total assets.........................   $1,655,102   $2,490,607  $2,568,727
                                            ==========   ==========  ==========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
Current liabilities:.....................
  Accounts payable.......................   $    3,128   $    8,481  $    9,312
  Accrued expenses.......................      229,790      343,656     632,195
  Current maturities of bank debt........          --       148,887     240,000
  Notes payable to stockholders..........      427,200      742,846     711,814
                                            ----------   ----------  ----------
    Total current liabilities............      660,118    1,243,870   1,593,321
Note payable to bank, less current
 maturities..............................          --       174,138     740,000
Stockholders' equity:
  Common stock...........................        2,085        3,085       3,085
  Additional paid-in capital.............      446,260      446,260     446,260
  Retained earnings (deficit)............      546,639      623,254    (213,939)
                                            ----------   ----------  ----------
    Total stockholders' equity...........      994,984    1,072,599     235,406
                                            ----------   ----------  ----------
    Total liabilities and stockholders'
     equity..............................   $1,655,102   $2,490,607  $2,568,727
                                            ==========   ==========  ==========


                            See accompanying notes.

       EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

                         COMBINED STATEMENTS OF INCOME

                                  FISCAL YEARS ENDED                26 WEEKS ENDED
                         -------------------------------------  -----------------------
                                                    DECEMBER
                         DECEMBER 26, DECEMBER 25,     31,       JUNE 25,     JUNE 30,
                             1993         1994        1995         1995         1996
                         ------------ ------------ -----------  -----------  ----------
                                                                (UNAUDITED)
Restaurant sales........  $3,126,695   $6,414,651  $10,456,893  $4,625,823   $6,197,272
Restaurant operating
 expenses:
  Cost of sales.........   1,054,368    2,097,613    3,511,245   1,527,008    2,067,649
  Salaries and benefits.     888,101    1,676,627    2,646,602   1,192,534    1,563,471
  Depreciation and
   amortization.........      77,263      172,230      274,875     125,000      173,563
  Other operating
   expenses.............     772,417    1,481,175    2,392,575   1,053,425    1,400,362
                          ----------   ----------  -----------  ----------   ----------
                           2,792,149    5,427,645    8,825,297   3,897,967    5,205,045
                          ----------   ----------  -----------  ----------   ----------
Restaurant operating
 income.................     334,546      987,006    1,631,596     727,856      992,227
General and
 administrative
 expenses...............     229,394      433,222      557,143     247,567      494,966
                          ----------   ----------  -----------  ----------   ----------
Operating income........     105,152      553,784    1,074,453     480,289      497,261
Interest expense
 (related party)........      (9,005)     (34,036)     (47,000)    (19,000)     (25,000)
Interest expense
 (other)................         --           --       (31,846)     (9,301)     (20,875)
Other income............       2,866       12,115       13,242       5,507        6,600
                          ----------   ----------  -----------  ----------   ----------
Net income..............  $   99,013   $  531,863  $ 1,008,849  $  457,495   $  457,986
                          ==========   ==========  ===========  ==========   ==========
Historical net income...                           $ 1,008,849  $  457,495   $  457,986
Unaudited pro forma
 income tax expense.....                              (368,230)   (166,986)    (167,165)
                                                   -----------  ----------   ----------
Unaudited pro forma net
 income.................                           $   640,619  $  290,509   $  290,821
                                                   ===========  ==========   ==========



                            See accompanying notes.

       EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                          ADDITIONAL  RETAINED        TOTAL
                                 COMMON    PAID-IN    EARNINGS    STOCKHOLDERS'
                                 STOCK     CAPITAL    (DEFICIT)      EQUITY
                                --------  ---------- -----------  -------------
Balance, December 28, 1992..... $ 28,500   $361,115  $   (75,575)  $   314,040
  Net income, fiscal 1993......      --         --        99,013        99,013
  Capital contributions by
   existing stockholders.......      --      22,300          --         22,300
                                --------   --------  -----------   -----------
Balance, December 26, 1993.....   28,500    383,415       23,438       435,353
  Net income, fiscal 1994......      --         --       531,863       531,863
  Reverse stock split..........  (27,500)    27,500          --            --
  S Corporation distributions..      --         --        (8,662)       (8,662)
  Capital contributions:
    Incorporation of Textra....    1,000        --           --          1,000
    Issue additional shares of
     Extra to officer..........       85     35,345          --         35,430
                                --------   --------  -----------   -----------
Balance, December 25, 1994.....    2,085    446,260      546,639       994,984
  Net income, fiscal 1995......      --         --     1,008,849     1,008,849
  S Corporation distributions..      --         --      (932,234)     (932,234)
  Incorporation of Twice.......    1,000        --           --          1,000
                                --------   --------  -----------   -----------
Balance, December 31, 1995.....    3,085    446,260      623,254     1,072,599
  Net income, 26 weeks ended
   June 30, 1996...............      --         --       457,986       457,986
  S Corporation distributions..      --         --    (1,295,179)   (1,295,179)
                                --------   --------  -----------   -----------
Balance, June 30, 1996......... $  3,085   $446,260  $  (213,939)  $   235,406
                                ========   ========  ===========   ===========



                            See accompanying notes.

       EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                    FISCAL YEARS ENDED               26 WEEKS ENDED
                          -------------------------------------- -----------------------
                          DECEMBER 26, DECEMBER 25, DECEMBER 31,  JUNE 25,    JUNE 30,
                              1993         1994         1995        1995        1996
                          ------------ ------------ ------------ ----------- -----------
                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income..............   $  99,013    $ 531,863    $1,008,849   $ 457,495  $   457,986
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and
   amortization.........      77,263      172,230       274,875     125,000      173,563
  Changes in operating
   assets and
   liabilities:
    Accounts receivable.      (6,259)      (7,357)       (9,869)    (12,149)     (26,708)
    Inventories.........     (14,553)     (29,851)           57       9,234      (15,685)
    Changes in advances
     to related parties.         --           --       (132,725)        --       132,725
    Prepaid expenses and
     other..............      10,389       27,370         2,307     (22,810)     (32,143)
    Deferred franchise
     and development
     costs..............     (26,500)     (75,771)     (104,147)    (79,435)     (31,226)
    Accounts payable....      (1,387)       1,143         5,353      (4,743)         831
    Accrued expenses....      13,712       99,312       113,866      76,984      288,539
                           ---------    ---------    ----------   ---------  -----------
Net cash provided by
 operating activities...     151,678      718,939     1,158,566     549,576      947,882
INVESTING ACTIVITIES
Purchases of property
 and equipment..........    (473,482)    (738,660)     (797,513)   (286,768)    (200,867)
Other...................      (4,665)      (8,961)          596         --         7,445
                           ---------    ---------    ----------   ---------  -----------
Net cash used by
 investing activities...    (478,147)    (747,621)     (796,737)   (286,768)    (193,422)
FINANCING ACTIVITIES
Proceeds from bank
 borrowings.............         --           --        450,000     450,000    1,000,000
Payments on bank
 borrowings.............         --           --       (126,975)    (57,693)    (343,025)
Issuance of (payments
 on) stockholder notes..     300,000      127,200       315,646     261,221      (31,032)
Distributions paid......         --        (8,662)     (932,234)   (915,000)  (1,295,179)
Capital contributions...      22,300       36,430         1,000       1,000          --
                           ---------    ---------    ----------   ---------  -----------
Net cash provided (used)
 by financing
 activities.............     322,300      154,968      (292,563)   (260,472)    (669,236)
                           ---------    ---------    ----------   ---------  -----------
Net increase (decrease)
 in cash................      (4,169)     126,286        69,086       2,336       85,224
Cash at beginning of
 period.................      33,176       29,007       155,293     155,293      224,379
                           ---------    ---------    ----------   ---------  -----------
Cash at end of period...   $  29,007    $ 155,293    $  224,379   $ 157,629  $   309,603
                           =========    =========    ==========   =========  ===========


                            See accompanying notes.

      EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS AND PENDING REORGANIZATION

 Basis of Presentation

  The accompanying combined financial statements represent the combined financial position, results of operations and cash flows of Extra Cheese, Inc. (Extra), Textra Cheese Corp. (Textra) and Twice the Cheese, Inc. (Twice), collectively referred to herein as the "Companies." Extra was incorporated in 1991 and began operations in October 1991. Textra was incorporated in 1994 and commenced operations in September 1994. Twice was incorporated in 1995 and began operations in March 1995. Five individuals own substantially all of the Companies' outstanding common stock (in varying amounts) and the Companies are operated under common management. The assets and liabilities of the Companies are reflected at their historical amounts. All significant intercompany balances and transactions have been eliminated. Management believes the combined financial statement presentation of Extra, Textra, and Twice to be more meaningful than separate company financial statements.

 Description of Business

  As of June 30, 1996, the Companies operated 17 Papa John's Pizza delivery and carry-out restaurants in Birmingham, Alabama and the surrounding area and East Texas. The Companies hold franchise and development rights from Papa John's International, Inc. (the Franchisor) to own and operate Papa John's restaurants in Birmingham, Alabama and the surrounding area and East Texas.

 Pending Reorganization

  The Companies and their shareholders entered into an agreement dated June 10, 1996, as amended July 10, 1996, and a Plan of Merger whereby the Companies, along with two other entities, will be merged into PJ America, Inc.
(PJA) concurrent with an initial public offering of the common stock of PJA.

2. SIGNIFICANT ACCOUNTING POLICIES

 Reporting Periods

  The Companies maintain their accounts on a 52/53 week fiscal year ending on the last Sunday in December. The fiscal years ended December 26, 1993 and December 25, 1994 were 52 weeks (14 weeks for Textra). The fiscal year ended December 31, 1995 included 53 weeks (40 weeks for Twice). The period ended June 30, 1996 included 26 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Accounts Receivable

  Accounts receivable consist principally of amounts due for pizza sales to institutional customers and are considered fully collectible.

 Inventories

  Inventories consist of food products, paper goods and supplies and are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Virtually all of the Companies' food products and supplies are purchased from the Franchisor.

      EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for restaurant and other equipment, and up to 20 years for buildings and improvements. Leasehold improvements are amortized over the terms of the respective leases, including the first renewal period (generally five to ten years). Normal repair and maintenance costs are expensed as incurred.

 Development and Franchise Fees

  Development fees paid by the Companies to the Franchisor for the right to open a certain number of restaurants in a geographic area are deferred and amortized to expense on a pro rata basis as each restaurant is opened. Franchise fees are generally paid when each restaurant is opened and are deferred. Deferred development and franchise fees are amortized over a 20 year period using the straight-line method beginning with the opening of each restaurant.

 Advertising and Related Costs

  Advertising and related costs include restaurant activities such as mail coupons, door hangers, promotional items, and required contributions to the Franchisor's advertising fund (0.5% to 0.75% of sales). Such amounts are expensed as incurred and were $206,999 in 1993, $346,697 in 1994, $583,097 in
1995 and $346,169 in 1996, and are included in other operating expenses in the combined statements of income. Advertising expense was $244,141 for the unaudited 26 weeks ended June 25, 1995.

 Income Taxes

  The Companies have elected to be taxed under Subchapter S of the Internal Revenue Code. As a result of the election, federal and state income taxes on the net income of the Companies are payable personally by the stockholders. Accordingly, the combined statements of income do not include a provision for federal and state income taxes. The Companies' Subchapter S status will terminate on the date of the pending reorganization.

 Accounting Changes

  Effective January 1, 1996, the Companies adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of FAS 121 had no impact on the Companies.

3. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                             DECEMBER 25, DECEMBER 31, JUNE 30,
                                                 1994         1995       1996
                                             ------------ ------------ --------
      Salaries and wages....................   $ 81,203     $ 79,979   $156,234
      Taxes other than income...............     49,311       93,585    112,754
      Advertising and royalties.............     42,434       55,593     47,555
      Relocation costs......................        --           --     120,000
      Other.................................     56,842      114,499    195,652
                                               --------     --------   --------
                                               $229,790     $343,656   $632,195
                                               ========     ========   ========

      EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

4. NET PROPERTY AND EQUIPMENT

  Net property and equipment consists of the following:

                                          DECEMBER 25, DECEMBER 31,  JUNE 30,
                                              1994         1995        1996
                                          ------------ ------------ ----------
      Land...............................  $  113,829   $  113,829  $  114,079
      Buildings and improvements.........      53,349      223,516     223,516
      Leasehold improvements.............     463,321      611,794     643,427
      Restaurant equipment...............     777,644    1,163,859   1,286,209
      Other..............................     167,512      246,138     286,877
                                           ----------   ----------  ----------
                                            1,575,655    2,359,136   2,554,108
      Less accumulated depreciation and
       amortization......................    (286,878)    (538,308)   (706,443)
                                           ----------   ----------  ----------
      Net property and equipment.........  $1,288,777   $1,820,828  $1,847,665
                                           ==========   ==========  ==========

5. NOTE PAYABLE TO BANK

  Note payable to bank consists of the following:

                                                          DECEMBER 31, JUNE 30,
                                                              1995       1996
                                                          ------------ --------
      Note payable to bank...............................   $323,025   $980,000
      Less current maturities............................   (148,887)  (240,000)
                                                            --------   --------
                                                            $174,138   $740,000
                                                            ========   ========

  The note payable to bank bears interest at a fixed rate of 8% and is guaranteed by the stockholders, secured by all assets of Extra, and requires maintenance of certain levels of working capital and other financial ratios. Monthly payments of $20,000 plus interest are due through May 2000. Interest payments on the note payable to bank were $36,000 in 1995 and $21,000 in 1996 (none in 1993 and 1994).

  The fair value of the note payable to bank approximates its carrying value at June 30, 1996.

6. RELATED PARTY TRANSACTIONS

  Notes payable to stockholders are due on demand and carry interest at 7%. Interest expense related to these notes was $9,000 in 1993, $34,000 in 1994, $47,000 in 1995 and $25,000 in 1996. Interest payments were $9,000 in 1993,
$18,000 in 1994, $4,000 in 1995 and $53,000 in 1996. Interest expense and interest payments for the unaudited 26 weeks ended June 25, 1995 were $19,000 and $5,000, respectively.

  A director of the Franchisor owns 16% of Extra, 14% of Twice and 20% of Textra. Consulting fees amounting to $10,500 in both 1993 and 1994 and $3,500 in 1995 were paid to this director.

  Under the terms of area development agreements between the Companies and the Franchisor, the Companies paid development fees ranging from $1,700 to $3,850 per restaurant. Franchise fees ranging from $10,000 to $15,000 have been paid as each new restaurant is opened. Royalties in the amount of 4% of restaurant sales are paid monthly to the Franchisor, and a monthly contribution of 0.50% to 0.75% of sales is paid to an advertising fund of the Franchisor. The Companies are required to buy certain proprietary food products from the Franchisor's commissary subsidiary and have elected to buy substantially all other food products, supplies, marketing materials and equipment from the Franchisor or its subsidiaries.

      EXTRA CHEESE, INC., TEXTRA CHEESE CORP. AND TWICE THE CHEESE, INC.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

  The Companies' franchise and development agreements with the Franchisor contain certain requirements regarding the number of units to be opened in the future. Should the Companies fail to comply with the required development schedule or with the requirements of the agreements for restaurants within areas covered by the development agreements, the Franchisor has the right to terminate the exclusive nature of the Companies' franchises. The franchise agreements also provide the Franchisor with significant rights regarding the business and operations of the Companies.

  During the year ended December 31, 1995, the Companies have made advances aggregating $132,725 to companies in which several of the Companies' stockholders hold an interest. The advances had been repaid as of June 30, 1996.

7. LEASES

  The Companies lease office and retail space under operating leases with terms generally ranging from three to five years and providing for at least one renewal. Certain leases further provide that the lease payments may be increased annually based on the Consumer Price Index. Future minimum lease payments are as follows:

      July through December  1996....................................   $ 94,361
                             1997....................................    173,688
                             1998....................................    140,888
                             1999....................................     97,380
                             2000....................................     59,601
                             2001....................................     25,516
                                                                        --------
                                                                        $591,434
                                                                        ========

  Rent expense was $40,825 in 1993, $96,398 in 1994, $149,782 in 1995 and
$94,402 in 1996. Rent expense was $66,260 for the unaudited 26 weeks ended June 25, 1995.

8. STOCKHOLDERS' EQUITY

  At June 30, 1996, Extra, Textra and Twice had 108.5, 1.00 and 1,000 shares, respectively, of common stock authorized, issued and outstanding, respectively.

  In 1994, shares of Extra were issued to an officer for cash. These shares were recorded at approximate book value which was deemed to be equivalent to fair market value.

9. UNAUDITED PRO FORMA INFORMATION

  A pro forma adjustment has been made to historical net income to reflect a provision for federal, state and local income taxes at an assumed effective rate of 36.5%.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PJVA, Inc. and PJV, Inc.

  We have audited the accompanying combined balance sheets of PJVA, Inc. and PJV, Inc. as of December 25, 1994, December 31, 1995 and June 30, 1996, and the related combined statements of income, changes in stockholders' equity, and cash flows for the years ended December 26, 1993, December 25, 1994 and December 31, 1995, and the 26 weeks ended June 30, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of PJVA, Inc. and PJV, Inc. as of December 25, 1994, December 31, 1995, and June 30, 1996, and the combined results of their operations and their cash flows for the years ended December 26, 1993, December 25, 1994 and December 31, 1995 and the 26 weeks ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                 Ernst & Young LLP

Louisville, Kentucky
August 2, 1996

                            PJVA, INC. AND PJV, INC.

                            COMBINED BALANCE SHEETS

                                           DECEMBER 25, DECEMBER 31,  JUNE 30,
                  ASSETS                       1994         1995        1996
                  ------                   ------------ ------------ ----------
Current assets:
  Cash....................................  $  273,769   $  254,080  $  723,981
  Accounts receivable.....................       3,171        9,178      22,543
  Inventories.............................      72,288       78,069      96,632
  Advances to related parties.............         --           --       41,703
  Prepaid expenses........................     120,388       64,706     122,261
  Other current assets....................      90,088       86,662      91,897
                                            ----------   ----------  ----------
    Total current assets..................     559,704      492,695   1,099,017
Net property and equipment................   1,675,673    2,968,588   2,889,667
Deferred franchise and development costs,
 net of accumulated amortization of
 $24,401 in 1994, $42,392 in 1995 and
 $49,502 in 1996..........................     290,823      392,832     342,222
                                            ----------   ----------  ----------
    Total assets..........................  $2,526,200   $3,854,115  $4,330,906
                                            ==========   ==========  ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Accounts payable........................  $  108,609   $  234,807  $  118,290
  Accrued expenses........................     363,047      276,657     498,181
  Current maturities of bank debt.........     314,285      514,286     514,286
  Notes payable to stockholders...........     753,000      753,000     753,000
                                            ----------   ----------  ----------
    Total current liabilities.............   1,538,941    1,778,750   1,883,757
Notes payable to bank, less current
 maturities...............................     587,715      871,428     714,285
Stockholders' equity:
  Common stock, ($10 par value, 2500
   shares authorized for each Company,
   issued and outstanding 195 in 1994, 200
   in 1995 and 204 in 1996)...............       1,950        2,000       2,040
  Additional paid-in capital..............     293,050      293,000     300,960
  Retained earnings.......................     104,544      908,937   1,429,864
                                            ----------   ----------  ----------
    Total stockholders' equity............     399,544    1,203,937   1,732,864
                                            ----------   ----------  ----------
    Total liabilities and stockholders'
     equity...............................  $2,526,200   $3,854,115  $4,330,906
                                            ==========   ==========  ==========


                            See accompanying notes.

                            PJVA, INC. AND PJV, INC.

                         COMBINED STATEMENTS OF INCOME

                                   FISCAL YEARS ENDED                26 WEEKS ENDED
                         --------------------------------------  -----------------------
                         DECEMBER 26, DECEMBER 25, DECEMBER 31,   JUNE 25,     JUNE 30,
                             1993         1994         1995         1995         1996
                         ------------ ------------ ------------  -----------  ----------
                                                                 (UNAUDITED)
Restaurant sales........  $2,907,634   $7,695,375  $12,642,157   $5,569,687   $7,900,050
Restaurant operating
 expenses:
  Cost of sales.........     993,589    2,621,146    4,315,868    1,871,326    2,684,162
  Salaries and benefits.     854,934    2,092,973    3,148,381    1,390,779    1,924,565
  Depreciation and
   amortization.........      86,034      219,836      381,757      175,000      251,637
  Other operating
   expenses.............     772,528    1,914,865    3,350,325    1,476,035    2,080,836
                          ----------   ----------  -----------   ----------   ----------
                           2,707,085    6,848,820   11,196,331    4,913,140    6,941,200
                          ----------   ----------  -----------   ----------   ----------
Restaurant operating
 income.................     200,549      846,555    1,445,826      656,547      958,850
General and
 administrative
 expenses...............     190,075      429,305      485,571      217,282      352,819
                          ----------   ----------  -----------   ----------   ----------
Operating income........      10,474      417,250      960,255      439,265      606,031
Interest expense
 (related party)........     (38,759)     (76,270)     (54,000)     (27,000)     (27,000)
Interest expense
 (other)................         --           --      (101,862)     (45,664)     (64,462)
Other income............       2,423        6,056          --           --         6,358
                          ----------   ----------  -----------   ----------   ----------
Income (loss) before
 taxes..................     (25,862)     347,036      804,393      366,601      520,927
Income tax benefit
 (expense)..............       7,719     (145,159)         --           --           --
                          ----------   ----------  -----------   ----------   ----------
    Net income (loss)...  $  (18,143)  $  201,877  $   804,393   $  366,601   $  520,927
                          ==========   ==========  ===========   ==========   ==========
Historical net income...                           $   804,393   $  366,601   $  520,927
Unaudited pro forma
 income tax expense.....                              (293,603)    (133,809)    (190,138)
                                                   -----------   ----------   ----------
Unaudited pro forma net
 income.................                           $   510,790   $  232,792   $  330,789
                                                   ===========   ==========   ==========



                            See accompanying notes.

                            PJVA, INC. AND PJV, INC.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                           ADDITIONAL                  TOTAL
                                    COMMON  PAID-IN     RETAINED   STOCKHOLDERS'
                                    STOCK   CAPITAL     EARNINGS      EQUITY
                                    ------ ----------  ----------  -------------
Balance, December 28, 1992......... $  825  $399,175   $  (79,190)  $  320,810
  Net loss, fiscal 1993............    --        --       (18,143)     (18,143)
  Conversion of equity to notes
   payable to stockholders.........    --   (150,000)         --      (150,000)
                                    ------ ---------   ----------   ----------
Balance, December 26, 1993 ........    825   249,175      (97,333)     152,667
  Net income, fiscal 1994..........    --        --       201,877      201,877
  Capital contributions:
    Initial capitalization of PJV..    825    24,175          --        25,000
    Issue additional shares of PJVA
     and PJV (12.5 shares each) to
     two founding stockholders.....    250      (250)         --           --
    Issue 5 additional shares of
     PJVA to officer...............     50    19,950          --        20,000
                                    ------ ---------   ----------   ----------
Balance, December 25, 1994.........  1,950   293,050      104,544      399,544
  Net income, fiscal 1995..........    --        --       804,393      804,393
  Issue 5 additional shares of PJV
   to officer......................     50       (50)         --           --
                                    ------ ---------   ----------   ----------
Balance, December 31, 1995.........  2,000   293,000      908,937    1,203,937
  Net income, 26 weeks ended June
   30, 1996........................    --        --       520,927      520,927
  Issue additional shares of PJVA
   and PJV (2 shares each) to
   officer.........................     40     7,960          --         8,000
                                    ------ ---------   ----------   ----------
Balance, June 30, 1996............. $2,040 $ 300,960   $1,429,864   $1,732,864
                                    ====== =========   ==========   ==========


                            See accompanying notes.

                            PJVA, INC. AND PJV, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                    FISCAL YEARS ENDED                26 WEEKS ENDED
                          ---------------------------------------  ---------------------
                          DECEMBER 26, DECEMBER 25,  DECEMBER 31,   JUNE 25,   JUNE 30,
                              1993         1994          1995         1995       1996
                          ------------ ------------  ------------  ----------- ---------
                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......   $ (18,143)  $   201,877   $   804,393    $ 366,601  $ 520,927
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
  Depreciation and
   amortization.........      86,034       219,836       381,757      175,000    251,637
  Deferred income taxes.      (7,719)       54,228           --           --         --
  Changes in operating
   assets and
   liabilities:
    Accounts receivable.      (5,040)       (3,251)       (6,007)     (27,445)   (13,365)
    Inventories.........     (31,931)      (33,124)       (5,781)      14,037    (18,563)
    Prepaid expenses....     (28,191)      (87,197)       55,682      (15,248)   (57,555)
    Other current assets
     ...................     (39,964)      (25,781)        3,426          (16)    (5,235)
    Deferred franchise
     and development
     costs..............     (98,000)     (105,000)     (120,000)     (37,000)    43,500
    Accounts payable ...     148,452       (53,765)      126,198      (17,294)  (116,517)
    Accrued expenses ...     119,522       177,948       (86,391)      17,836    220,322
                           ---------   -----------   -----------    ---------  ---------
Net cash provided by
 operating activities...     125,020       345,771     1,153,277      476,471    825,151
INVESTING ACTIVITIES
Purchases of property
 and equipment..........    (685,650)   (1,035,221)   (1,656,681)    (461,660)  (164,404)
Advances to related
 parties................         --            --            --           --     (41,703)
                           ---------   -----------   -----------    ---------  ---------
Net cash used by
 investing activities...    (685,650)   (1,035,221)   (1,656,681)    (461,660)  (206,107)
FINANCING ACTIVITIES
Proceeds from bank
 borrowings.............         --        902,000       798,000      400,000    100,000
Proceeds from
 stockholder notes......     640,000       765,000           --           --         --
Payments on bank
 borrowings.............         --            --       (314,285)    (159,143)  (257,143)
Payments on stockholder
 notes..................         --       (802,000)          --           --         --
Proceeds from issuance
 of common stock........         --         45,000           --           --       8,000
                           ---------   -----------   -----------    ---------  ---------
Net cash provided (used)
 by financing
 activities.............     640,000       910,000       483,715      240,857  (149,173)
                           ---------   -----------   -----------    ---------  ---------
Net increase (decrease)
 in cash................      79,370       220,550       (19,689)     255,668    469,901
Cash at beginning of
 period.................     (26,151)       53,219       273,769      273,769    254,080
                           ---------   -----------   -----------    ---------  ---------
Cash at end of period...   $  53,219   $   273,769   $   254,080    $ 529,437  $ 723,981
                           =========   ===========   ===========    =========  =========

                            See accompanying notes.

                           PJVA, INC. AND PJV, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS AND PENDING REORGANIZATION

 Basis of Presentation

  The accompanying combined financial statements represent the combined financial position, results of operations and cash flows of PJVA, Inc. (PJVA) and PJV, Inc. (PJV), collectively referred to herein as "the Companies." PJVA was incorporated in 1992 and began operations in August 1992. PJV was also incorporated in 1992 and began operations in April 1994. Four individuals or their family members own substantially all of the Companies' outstanding common stock and the Companies are operated under common management. The assets and liabilities of the Companies are reflected at their historical amounts. All significant intercompany balances and transactions have been eliminated. Management believes the combined financial statement presentation of PJVA and PJV to be more meaningful than separate company financial statements.

 Description of Business

  As of June 30, 1996, the Companies operated 25 Papa John's Pizza delivery and carryout restaurants in Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas. The Companies hold franchise and development rights from Papa John's International, Inc. (the Franchisor) to own and operate Papa John's restaurants in Norfolk, Richmond and Virginia Beach, Virginia and the surrounding areas.

 Pending Reorganization

  The Companies and their shareholders entered into an agreement dated June 10, 1996, as amended July 10, 1996, and a Plan of Merger whereby the Companies, along with three other entities, will be merged into PJ America, Inc. (PJA) concurrent with an initial public offering of the common stock of PJA.

2. SIGNIFICANT ACCOUNTING POLICIES

 Reporting Periods

  The Company maintains its accounts on a 52/53 week fiscal year ending on the last Sunday in December. The fiscal years ended December 26, 1993 and December 25, 1994 were 52 weeks. The fiscal year ended December 31, 1995 included 53 weeks. The period ended June 30, 1996 included 26 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Accounts Receivable

  Accounts receivable consist principally of amounts due for pizza sales to institutional customers and are considered fully collectible.

 Inventories

  Inventories consist of food products, paper goods and supplies and are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Virtually all of the Companies' food and supplies are purchased from the Franchisor.

                           PJVA, INC. AND PJV, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which generally range from three to seven years for restaurant and other equipment. Leasehold improvements are amortized over the terms of the respective leases, including the first renewal period (generally five to ten years). Normal repair and maintenance costs are expensed as incurred.

 Development and Franchise Costs

  Development fees paid by the Companies to the Franchisor for the right to open a certain number of restaurants in a geographic area are deferred and amortized to expense on a pro rata basis as each restaurant is opened. Franchise fees are generally paid when each restaurant is opened and are deferred. Deferred development and franchise fees are amortized over a 20 year period using the straight-line method beginning with the opening of each restaurant.

 Advertising and Related Costs

  Advertising and related costs include restaurant activities such as mail coupons, door hangers, promotional items, and required contributions to the Franchisor's advertising fund (0.5% to 0.75% of sales) and, for PJV, contributions required by the Franchisor to local market cooperative advertising funds (2% of sales). Such amounts are expensed as incurred and were $225,958 in 1993, $471,443 in 1994, $981,354 in 1995 and $584,753 in
1996, and are included in other operating expenses in the combined statements of income. Advertising expense for the unaudited 26 weeks ended June 25, 1995 was $424,804.

 Income Taxes

  The Companies have elected to be taxed under Subchapter S of the Internal Revenue Code. As a result of the election, federal and state income taxes on the net income of the Companies are payable personally by the stockholders. From inception in February 1992 through December 25, 1994, PJVA was taxable as a regular C Corporation. The combined statements of income include a provision for federal and state income taxes for 1993 and 1994, which is all attributable to PJVA's Subchapter C Corporation status period. The Companies' Subchapter S status will terminate on the date of the pending reorganization.

 Accounting Changes

  Effective January 1, 1996, the Companies adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of FAS 121 had no impact on the Companies.

3. OTHER CURRENT ASSETS AND ACCRUED EXPENSES

  Other current assets and accrued liabilities consist of the following:

                                                                          JUNE
                                               DECEMBER 25, DECEMBER 31,   30,
                                                   1994         1995      1996
                                               ------------ ------------ -------
      Other current assets....................   $90,088      $86,662    $91,897
                                                 =======      =======    =======

                           PJVA, INC. AND PJV, INC.

3. OTHER CURRENT ASSETS AND ACCRUED EXPENSES (CONTINUED)

                                             DECEMBER 25, DECEMBER 31, JUNE 30,
                                                 1994         1995       1996
                                             ------------ ------------ --------
      Accrued expenses:
        Salaries and wages..................   $ 49,315     $    --    $207,566
        Taxes other than income.............    143,226      121,800    126,801
        Advertising and royalties...........     42,007       67,686    111,241
        Income taxes........................     90,931          --         --
        Other...............................     37,568       87,171     52,573
                                               --------     --------   --------
                                               $363,047     $276,657   $498,181
                                               ========     ========   ========

4. NET PROPERTY AND EQUIPMENT

  Net property and equipment consists of the following:

                                          DECEMBER 25, DECEMBER 31,  JUNE 30,
                                              1994         1995        1996
                                          ------------ ------------ ----------
      Leasehold improvements.............  $  928,879   $1,744,422  $1,849,914
      Restaurant equipment...............   1,029,370    1,860,267   1,911,970
      Other..............................      10,933       21,174      28,384
                                           ----------   ----------  ----------
                                            1,969,182    3,625,863   3,790,268
      Less accumulated depreciation and
       amortization......................    (293,509)    (657,275)   (900,601)
                                           ----------   ----------  ----------
      Net property and equipment.........  $1,675,673   $2,968,588  $2,889,667
                                           ==========   ==========  ==========

5. NOTES PAYABLE TO BANK

  Notes payable to bank consists of the following:

                                           DECEMBER 25, DECEMBER 31,  JUNE 30,
                                               1994         1995        1996
                                           ------------ ------------ ----------
      Notes payable to bank...............  $ 902,000    $1,385,714  $1,228,571
      Less current maturities.............   (314,285)     (514,286)   (514,286)
                                            ---------    ----------  ----------
          Total...........................  $ 587,715    $  871,428  $  714,285
                                            =========    ==========  ==========

  The notes payable to bank bear interest at the prime rate (8.25% at June 30, 1996) and are guaranteed by the stockholders, secured by the assets of PJVA, and require maintenance of certain levels of working capital and other financial ratios. Monthly payments of $42,857 plus interest are due through October 1998.

  Interest payments on the notes payable to bank were $102,000 in 1995 and $58,000 in 1996 (none in 1993 and 1994).

  The fair value of notes payable to bank approximates their carrying value at June 30, 1996.

6. RELATED PARTY TRANSACTIONS

  Notes payable to stockholders are due on demand and carry interest at 7%. Interest expense on these notes was $38,000 in 1993, $76,000 in 1994, $54,000 in 1995 and $27,000 in 1996. Interest payments were $114,000 in 1994, $54,000 in 1995 and $27,000 in 1996 (none in 1993). Interest expense and interest payments were $27,000 each for the unaudited 26 weeks ended June 25, 1995.

                           PJVA, INC. AND PJV, INC.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

  Two directors of the Franchisor each own 26% of the Companies.

  Under the terms of area development agreements between the Companies and the Franchisor, the Companies paid $3,500 for each of the restaurants to be opened pursuant to the development agreements. Franchise fees ranging from $11,500 to $15,000 have been paid as each new restaurant was opened. During 1996, PJVA received a $54,000 rebate of franchise fees from the Franchisor relative to a restaurant opening incentive program. Such amount was recorded as a reduction of deferred franchise costs in 1996. Royalties in the amount of 4% of restaurant sales are paid monthly to the Franchisor, and a monthly contribution of 0.75% of sales is paid to an advertising fund of the Franchisor. The Companies are required to buy certain proprietary food products from the Franchisor's commissary subsidiary and have elected to buy substantially all other food products, supplies, marketing materials and equipment from the Franchisor or its subsidiaries.

  The Companies' franchise and development agreements with the Franchisor contain certain requirements regarding the number of units to be opened in the future. Should the Companies fail to comply with the required development schedule or with the requirements of the agreements for restaurants within areas covered by the development agreements, the Franchisor has the right to terminate the exclusive nature of the Companies' franchises. The franchise agreements also provide the Franchisor with significant rights regarding the business and operations of the Companies.

  As of June 30, 1996, the Companies had advanced $41,703 to a company in which several of the Companies' stockholders hold an interest. Such advances are due on demand.

  During early 1994, a defalcation of the Companies' assets resulted in a loss of approximately $105,000 which is included in general and administrative expenses in the 1994 combined statement of income.

7. LEASES

  The Companies lease office and retail space under operating leases with terms generally ranging from three to five years and providing for at least one renewal. Certain leases further provide that the lease payments may be increased annually based on the Consumer Price Index. Future minimum lease payments are as follows:

      July through December  1996....................................   $148,792
                            1997.....................................    292,880
                            1998.....................................    242,408
                            1999.....................................    132,357
                            2000.....................................     75,230
                            2001.....................................     20,441
                            Thereafter...............................     43,410
                                                                        --------
                                                                        $955,518
                                                                        ========

  Rent expense was $49,465 in 1993, $157,186 in 1994, $244,247 in 1995 and
$160,161 in 1996. Rent expense was $110,400 for the unaudited 26 weeks ended June 25, 1995.

8. INCOME TAXES

  The provision for income taxes, attributable to PJVA consist of the following:

                                                          FISCAL YEARS ENDED
                                                       -------------------------
                                                       DECEMBER 26, DECEMBER 25,
                                                           1993         1994
                                                       ------------ ------------
      Federal--currently payable......................    $  --      $ (75,786)
         --deferred benefit (expense).................     7,719       (54,228)
      State...........................................       --        (15,145)
                                                          ------     ---------
      Income tax benefit (expense)....................    $7,719     $(145,159)
                                                          ======     =========

                           PJVA, INC. AND PJV, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

8. INCOME TAXES (CONTINUED)

  Federal income taxes currently payable and deferred income taxes in 1994 reflect the utilization of net operating losses of approximately $98,000 which principally arose and were recorded in 1992. The federal tax provision in 1993 and 1994 approximate the amount that would result from applying the statutory tax rate to PJVA's income before income taxes.

  During 1995, PJVA made income tax payments of $90,931.

9. STOCKHOLDERS' EQUITY

  In 1994, additional shares of both PJVA and PJV were issued to two shareholders to adjust the previous equal interests of the initial four investors. Shares of PJVA and PJV issued to an officer in 1994 and 1995 were recorded at approximate book value which was deemed to be equivalent to fair market value. Shares of both companies were issued to another officer in 1996 upon vesting of a 1994 stock award. These shares were also recorded at approximate book value which was deemed to be equivalent to fair market value at grant date.

10. UNAUDITED PRO FORMA INFORMATION

  A pro forma adjustment has been made to historical net income to reflect a provision for federal, state and local income taxes at an assumed effective rate of 36.5%.

[Papa John's employee                                 [Papa John's restaurant
on the telephone]                                     Pizza preparation area
                                                      with employees]




[Portion of "Pizza Papa    [Large Papa John's         [Portion of "Pizza
John's" exterior sign]     Pizza surrounded by        Papa John's
                           fresh ingredients]         exterior sign]




[Papa John's restaurant    ["Pizza Papa John's"       [Papa John's delivery
pizza preparation area     Logo]                      person with pizza]
with employees]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 No dealer, salesperson or other person has been authorized to give any infor-mation or to make any representations other than those contained in this Pro-spectus in connection with this offering and, if given or made, such informa-tion or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is un-lawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
The Reorganization........................................................    6
Prior S Corporation Status of Predecessor Companies.......................    6
Risk Factors..............................................................    7
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Dilution..................................................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   27
Management................................................................   35
Certain Transactions......................................................   39
Principal and Selling Stockholders........................................   42
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   45
Underwriting..............................................................   46
Legal Matters.............................................................   47
Experts...................................................................   47
Available Information.....................................................   47
Index to Financial Statements.............................................  F-1

                               ----------------

 Until           , 1996 (25 days after the date of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwrit-ers and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,800,000 SHARES

                                      LOGO

                                PJ AMERICA, INC.

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                             MONTGOMERY SECURITIES

                               ALEX. BROWN & SONS
                                  Incorporated

                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated costs and expenses to be borne by the Company in connection with the offering described in the Registration Statement.

      Registration Fee................................................ $  8,209
      Legal Fees and Expenses.........................................  190,000
      Accounting Fees and Expenses....................................  140,000
      Printing and Engraving Expenses.................................   75,000
      Blue Sky Registration Fees and Expenses.........................   10,000
      Transfer Agent's Fees...........................................   10,000
      Stock Exchange Listing Fees.....................................   31,712
      NASD Filing Fees................................................    2,880
      Miscellaneous Expenses..........................................   72,199
      Consulting Fees.................................................  260,000
                                                                       --------
          Total....................................................... $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Elimination of Certain Liability. Pursuant to Article IX of the registrant's Certificate of Incorporation ("Article IX"), a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of Section A of Article IX shall not adversely effect any right or protection of a director of the registrant existing at the time of such repeal or modification.

  B. Right to Indemnification. Subject to Section C of Article XI of the registrant's Certificate of Incorporation, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as in effect from time to time ("ERISA"), penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The registrant may, by action of its Board of Directors, provide indemnification to other employees or agents of the registrant with the same scope and effect as the indemnification of directors and officers pursuant to Article IX.

  C. Procedure for Indemnification. Any indemnification under Article IX (unless ordered by a court) shall be made by the registrant only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights then said law permitted the registrant to provide prior to such amendment). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding (the "Disinterested Directors"), or (ii) if such a quorum of Disinterested Directors is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel and a written opinion, or (iii) by the stockholders. The majority of Disinterested Directors may, as they deem appropriate, elect to have the registrant indemnify any other employee, agent or other person acting for or on behalf of the registrant.

  D. Advances for Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a director or officer of the registrant, or such other person acting on behalf of the registrant as determined in accordance with Section C of Article IX, in defending a civil or criminal action, suit or proceeding shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or other person to repay all amounts so advanced in the event that it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified by the registrant as authorized in Article IX or otherwise.

  E. Right of Claimant to Bring Suit. If a claim under Sections B/2 or D/D of
Article IX is not paid in full by the registrant within 30 days after a written claim has been received by the registrant, the claimant may at any time thereafter bring suit against the registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the registrant) that the claimant has not met the standard of conduct which make it permissible under the General Corporation Law of the State of Delaware for the registrant to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the registrant. Neither the failure of the registrant (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standards of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the registrant (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  F. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by Article IX shall not be deemed exclusive of any other rights to which a claimant may be entitled under any law (common or statutory) by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to any action in another capacity while holding office or while employed by or acting as agent for the registrant, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under Article IX shall be deemed to be a contract between the registrant and each director and officer of the registrant who serves or served in such capacity at any time while Article IX is in effect. Any repeal or modification of Article IX or any repeal or modification of relevant provisions of the General Corporation Law of the State of Delaware or any other applicable law shall not in any way diminish any rights to indemnification of such director, officer or the obligations of the registrant arising hereunder with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of Article IX, references to "the registrant" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this
Article IX of the registrant's Articles of Incorporation, with respect to the resulting or surviving corporation, as such person would if such person had served the resulting or surviving corporation in the same capacity.

  G. Insurance. The registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

  H. Severability. If any provision or provisions of Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of Article IX (including, without limitation, each portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of Article IX of the registrant's Articles of Incorporation (including, without limitation, each such portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Index to and Description of Exhibits

      NUMBER                           DESCRIPTION
      ------                           -----------
      1+       Form of Underwriting Agreement
      3.1+     Certificate of Incorporation.
      3.2+     By-laws
      4        Specimen Common Stock Certificate
      5        Opinion of Greenebaum Doll & McDonald PLLC as to the le-
               gality of the securities being registered
     10.1+     Form of Registration Rights Agreement
     10.2+     Form of 1996 Stock Ownership Incentive Plan
     10.3+     Form of Non-Employee Directors 1996 Stock Incentive Plan
     10.4+     Agreement relating to the Reorganization
     10.5+     Plan of Merger
     10.6+     Indemnification Agreement
     10.7+     Escrow Agreement
     10.8+     Warrant issued to PJI
     10.9+     Agreement between PJI and Extra Cheese, Inc. relating to
               certain Southern California counties; Puerto Rico;
               Vancouver, Canada; consent for this offering from PJI; the issuance of the warrant; and certain other matters

      NUMBER                           DESCRIPTION
      ------                           -----------
     10.10+    Development Agreement relating to the Utah territory
     10.11+    Development Agreement relating to the development of an
               aggregate of ten restaurants in Birmingham, Tuscaloosa and
               Auburn, Alabama (the "Alabama Development Agreement")
     10.11(a)  First Amendment to the Alabama Development Agreement.
     10.11(b)  Second Amendment to the Alabama Development Agreement.
     10.11(c)  Third Amendment to the Alabama Development Agreement.
     10.12+    Form of Franchise Agreement relating to the Birmingham,
               Tuscaloosa and Auburn, Alabama restaurants (e.g., Fran-
               chise Agreement dated February 18, 1992, by and between
               Extra Cheese, Inc. and PJI at 2503 McFarland Blvd. W.,
               Northport, Alabama 35476)
     10.13+    Development Agreement relating to the development of an
               aggregate of four restaurants in Cullman, Jasper,
               Sylacauga and Talladega, Alabama
     10.14+    Form of Franchise Agreement relating to the Cullman, Jas-
               per, Sylacauga and Talladega, Alabama restaurants (e.g.,
               Franchise Agreement dated August 14, 1995, by and between
               Extra Cheese, Inc. and PJI at 680 Highway 78 West, Jasper,
               Alabama 35501)
     10.15+    Development Agreement relating to the development of an
               aggregate of five restaurants in Longview, Lufkin and Na-
               cogdoches, Texas
     10.16+    Form of Franchise Agreement relating to the East Texas
               restaurants (e.g., Franchise Agreement dated September 20,
               1994, by and between Textra Cheese Corp. and PJI at 2702
               North Street, Nacogdoches, Texas 75961)
     10.17+    Development Agreement relating to the development of an
               aggregate of 47 restaurants in Virginia Beach, Richmond
               and Norfolk, Virginia (the "Virginia Development Agree-
               ment")
     10.17(a)  First Amendment to the Virginia Development Agreement.
     10.17(b)  Second Amendment to the Virginia Development Agreement.
     10.17(c)  Third Amendment to the Virginia Development Agreement.
     10.17(d)  Fourth Amendment to the Virginia Development Agreement.
     10.18+    Form of Franchise Agreement relating to the Virginia res-
               taurants (e.g. Franchise Agreement dated March, 31, 1994,
               by and between PJVA and PJI at 10054 Robious Road, Rich-
               mond, Virginia 23235)
     10.19+    PJI's Waiver of Right of First Refusal (certain Utah, Iowa markets and other markets)
     10.20+    The Company's Right of First Refusal relating to certain
               Iowa territories
     10.21+    The Company's Right of First Refusal relating to certain
               Louisiana territories
     10.22+    Option Agreement relating to the Utah territories
     10.23+    $1,200,000 Commercial Installment Note issued to National
               City Bank from PJVA, Inc. and PJV, Inc., and guaranteed by
               Messrs. Sherman, Laughery, Hart and Grisanti
     10.24+    $1,000,000 Credit Facility with AmSouth Bank of Alabama
               guaranteed by Messrs. Stephens, Langford, Sherman,
               Fleishman and Keener
     10.25+    Employment Agreement with Mr. Davison
     10.26+    Agreement between PJI and PJ Utah, LLC relating to devel-
               opment rights to be granted with respect to the Utah ter-
               ritory
     21+       Subsidiaries of the Registrant
     23.1      Consent of Greenebaum Doll & McDonald PLLC (included in
               Exhibit 5)
     23.2      Consent of Ernst & Young LLP
     24+       Power of Attorney (included on Signature Page of the Reg-
               istration Statement)
     27**+     Financial Data Schedule

--------

  + Previously filed.

  ** Included only in the EDGAR version.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For the purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF LOUISVILLE, COMMONWEALTH OF KENTUCKY, ON OCTOBER 4, 1996.

                                          PJ America, Inc.

                                                  /s/ Douglas S. Stephens
                                          By: _________________________________
                                                    Douglas S. Stephens
                                                Chief Executive Officer and
                                                         President

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman of the Board          October 4, 1996
____________________________________
         Richard F. Sherman

                 *                   Chief Executive Officer,       October 4, 1996
____________________________________   President and Director
        Douglas S. Stephens

        /s/ D. Ross Davison          Vice President--Chief          October 4, 1996
____________________________________   Financial Officer and
          D. Ross Davison              Treasurer
                                       (Chief Financial and
                                       Accounting Officer)

                 *                   Director                       October 4, 1996
____________________________________
        Michael M. Fleishman

                 *                   Director                       October 4, 1996
____________________________________
           Martin T. Hart

                 *                   Director                       October 4, 1996
____________________________________
          Frank O. Keener

                 *                   Director                       October 4, 1996
____________________________________
        Stephen P. Langford

                 *                   Director                       October 4, 1996
____________________________________
        Charles W. Schnatter

        /s/ Douglas S.
       Stephens

*By: _____________________

   Douglas S. Stephens

     Attorney-in-fact